United States

Securities and Exchange Commission

Washington, D.C. 20549

DECEMBER 31, 2022

001-15030

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Iron ore operation, S11D

Financial Statements

December 31, 2022

IFRS

VALE

2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Vale S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

3

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provisions for de-characterization of the dam structures

As described in Note 26 (a) to the consolidated financial statements, the Company’s provision for de-characterization of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil was US$ 3,378 million as of December 31, 2022, and additions to the provision for the year ended December 31, 2022 was US$ 72 million. The provisions recorded are based on the estimation of costs to be incurred for each of the de-characterization projects that will last up to 13 years. Management applies significant judgment in developing the estimates for de-characterization of the dams structures including (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of provision, the amounts recognized and disclosed will be reassessed by the Company at each reporting period and may be adjusted significantly in future periods, as new facts and circumstances become known.

The principal considerations for our determination that performing procedures relating to the provisions for de-characterization of the dams structures is a critical audit matter are (i) the significant judgment by management, including the use of specialists, when developing the estimates of the total expected costs to carry out all de-characterization projects related to the dams, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to volume of the waste to be removed and engineering methods and solutions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimates of the provision for de-characterization of the dams structures. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the engineering solutions and significant assumptions used by management related to volume of the waste to be removed and engineering methods to execute this removal. As a basis for using this work, the specialists’ qualifications were understood and the Company’s relationship with these specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by specialists and procedures to assess whether these were consistent with internal and external references, as well as evidence available or obtained in other areas of the audit. Additionally, these procedures included evaluating whether the assumptions related to volume of the waste to be removed and engineering methods and solutions were reasonable considering the information available according to the engineering phase of each project and the historic information gathered from the ongoing de-characterizations projects of the Company.

4

Tax litigation

As described in Note 28 to the consolidated financial statements, the Company has recognized provisions for tax litigations in the amount of US$ 576 million as of December 31, 2022 and disclosed contingent liabilities related to tax litigation in the amount of US$ 6,590 million, and US$ 3,659 million related to uncertain income tax position under discussion with tax authorities, as described in Note 8 (e). The Company recognizes a provision for tax litigation in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated, with the support of Company’s specialists. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. In case of income tax pending litigations, management determines whether it is probable or not that taxation authorities will accept the uncertain tax treatment. If management concludes it is not probable that taxation authorities will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the contingency in circumstances where management concludes: (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred; or (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax litigation are a critical audit matter are (i) the significant judgments by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or range of loss and possible outcomes for each tax litigation claim can be made, which in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, or whether it is probable the taxation authority will not accept the income tax pending litigation, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management's assessment regarding whether unfavorable outcomes is reasonably possible or probable and reasonably estimable and evaluating the sufficiency of the Company's tax litigation contingencies disclosures. The work of Company’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates related to the tax litigation claims. As a basis for using this work, the specialists' qualifications and objectivity were understood, as well as the methods and assumptions used by them. The procedures also included an evaluation of the specialists' findings. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the reasonableness of the estimate or range of loss and possible outcomes of the main tax litigation claims.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, RJ, Brazil

February 16, 2023

We have served as the Company's auditor since 2019.

5

Management’s Report on Internal Control over Financial Reporting

The management of Vale S.A (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.

Vale’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting is effective as of December 31, 2022.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their unqualified report which appears herein.

February 16th, 2023.

Eduardo de Salles Bartolomeo

Chief Executive Officer

Gustavo Duarte Pimenta

Chief Financial Officer and Investors Relation

6

Consolidated Income Statement

In millions of United States dollars, except earnings per share

		Year ended December 31,
	Notes	2022	2021	2020
Continuing operations
Net operating revenue	4(d)	43,839	54,502	39,545
Cost of goods sold and services rendered	5(a)	(24,028)	(21,729)	(17,564)
Gross profit		19,811	32,773	21,981

Operating expenses
Selling and administrative	5(b)	(515)	(481)	(491)
Research and development		(660)	(549)	(415)
Pre-operating and operational stoppage	26	(479)	(648)	(887)
Other operating expenses, net	5(c), 24 and 26	(1,722)	(2,976)	(6,057)
Total		(3,376)	(4,654)	(7,850)
Impairment reversal (impairment and disposals) of non-current assets, net	19	773	(426)	(1,308)
Operating income		17,208	27,693	12,823

Financial income	6	520	337	307
Financial expenses	6	(1,179)	(1,249)	(1,158)
Other financial items, net	6	2,927	4,031	(3,962)
Equity results and other results in associates and joint ventures	15 and 25	305	(1,271)	(1,020)
Income before income taxes		19,781	29,541	6,990

Income taxes	8	(2,971)	(4,697)	(735)

Net income from continuing operations		16,810	24,844	6,255
Net income (loss) attributable to noncontrolling interests		82	108	(3)
Net income from continuing operations attributable to Vale's shareholders		16,728	24,736	6,258

Discontinued operations	16(a)
Net income (loss) from discontinued operations		2,060	(2,376)	(1,724)
Loss attributable to noncontrolling interests		-	(85)	(347)
Net income (loss) from discontinued operations attributable to Vale's shareholders		2,060	(2,291)	(1,377)

Net income		18,870	22,468	4,531
Net income (loss) attributable to noncontrolling interests		82	23	(350)
Net income attributable to Vale's shareholders		18,788	22,445	4,881

Basic and diluted earnings per share attributable to Vale's shareholders:	9
Common share (US$)		4.05	4.47	0.95

As described in note 16(a), the coal segment is presented in these financial statements as a “discontinued operation”, therefore, the comparative financial information in the Income Statement were reclassified accordingly.

The accompanying notes are an integral part of these financial statements.

7

Consolidated Statement of Comprehensive Income

In millions of United States dollars

		Year ended December 31,
	Notes	2022	2021	2020
Net income		18,870	22,468	4,531
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments		2,259	(2,174)	(9,160)
Retirement benefit obligations	29	269	475	(88)
Fair value adjustment to investment in equity securities	21	-	397	101
Total items that will not be reclassified to the income statement, net of tax		2,528	(1,302)	(9,147)
Items that may be reclassified to income statement
Translation adjustments		(1,306)	918	4,473
Net investment hedge	20	81	(118)	(578)
Cash flow hedge	20	19	3	(105)
Reclassification of cumulative translation adjustment to income statement	15 and 16	(4,830)	(4,749)	(135)
Total items that may be reclassified to the income statement, net of tax		(6,036)	(3,946)	3,655
Total comprehensive income (loss)		15,362	17,220	(961)

Comprehensive income (loss) attributable to noncontrolling interests		80	21	(318)
Comprehensive income (loss) attributable to Vale's shareholders		15,282	17,199	(643)

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these financial statements.

8

Consolidated Statement of Cash Flows

In millions of United States dollars

		Year ended December 31,
	Notes	2022	2021	2020
Cash flow from operations	10(a)	18,762	33,414	18,894
Interest on loans and borrowings paid	10(c)	(785)	(693)	(755)
Cash paid on settlement of derivatives, net	20	(83)	(197)	(34)
Payments related to Brumadinho event	24	(1,093)	(1,388)	(516)
Payments related to de-characterization of dams	26	(349)	(338)	(293)
Interest on participative shareholders' debentures paid	22	(371)	(418)	(183)
Income taxes (including settlement program)		(4,637)	(4,385)	(1,736)
Net cash generated by operating activities from continuing operations		11,444	25,995	15,377
Net cash generated (used) in operating activities from discontinued operations	16(a)	41	(316)	(1,055)
Net cash generated by operating activities		11,485	25,679	14,322

Cash flow from investing activities:
Capital expenditures		(5,446)	(5,033)	(4,227)
Additions to investments	15(a)	-	(42)	(131)
Proceeds from the sale of investments, net	10(b)	586	714	407
Dividends received from associates and joint ventures	15	219	190	173
Short-term investment		260	582	(194)
Other investments activities, net		(202)	(552)	(568)
Net cash used in investing activities from continuing operations		(4,583)	(4,141)	(4,540)
Net cash used in investing activities from discontinued operations	16(a)	(103)	(2,469)	(129)
Net cash used in investing activities		(4,686)	(6,610)	(4,669)

Cash flow from financing activities:
Loans and borrowings from third-parties	10(c)	1,275	930	6,800
Payments of loans and borrowings from third-parties	10(c)	(2,300)	(1,927)	(6,064)
Payments of leasing	23	(224)	(215)	(204)
Dividends and interest on capital paid to shareholders	30(d)	(6,603)	(13,483)	(3,350)
Dividends and interest on capital paid to noncontrolling interest		(12)	(30)	(14)
Shares buyback program	30(c)	(6,036)	(5,546)	-
Transactions with noncontrolling shareholders of PTVI	16(k)	-	-	278
Transactions with noncontrolling shareholders of MBR	16(m)	-	-	(107)
Net cash used in financing activities from continuing operations		(13,900)	(20,271)	(2,661)
Net cash used in financing activities from discontinued operations	16(a)	(11)	(13)	(15)
Net cash used in financing activities		(13,911)	(20,284)	(2,676)

Increase (reduction) in cash and cash equivalents		(7,112)	(1,215)	6,977
Cash and cash equivalents in the beginning of the year		11,721	13,487	7,350
Effect of exchange rate changes on cash and cash equivalents		138	(551)	(825)
Cash and cash equivalents from subsidiaries sold, net	15	(11)	-	(15)
Cash and cash equivalents at end of the year		4,736	11,721	13,487

The accompanying notes are an integral part of these financial statements.

9

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	23	4,736	11,721
Short-term investments	23	61	184
Accounts receivable	11	4,319	3,914
Other financial assets	14	342	111
Inventories	12	4,482	4,377
Recoverable taxes	8(f)	1,272	862
Other		314	215
Current assets excluding assets held for sale		15,526	21,384

Non-current assets held for sale	16	-	976
Total current assets		15,526	22,360
Non-current assets
Judicial deposits	28(c)	1,215	1,220
Other financial assets	14	280	143
Recoverable taxes	8(f)	1,110	935
Deferred income taxes	8(a)	10,770	11,441
Other		1,019	650
Total non-current assets excluding investments, intangible assets and property, plant and equipment		14,394	14,389

Investments in associates and joint ventures	15	1,798	1,751
Intangibles	17	10,238	9,011
Property, plant, and equipment	18	44,938	41,931
Total non current assets		71,368	67,082
Total assets		86,894	89,442

Liabilities
Current liabilities
Suppliers and contractors	13	4,461	3,475
Loans, borrowings, and leases	23	489	1,204
Other financial liabilities	14	1,672	2,312
Taxes payable	8(f)	470	2,177
Settlement program ("REFIS")	8(d)	371	324
Liabilities related to associates and joint ventures	25	1,911	1,785
Provisions	27	1,036	1,045
Liabilities related to Brumadinho	24	944	1,156
De-characterization of dams and asset retirement obligations	26	661	621
Dividends payable	30	1,383	-
Other		493	744
		13,891	14,843
Liabilities associated with non-current assets held for sale	16		355
		13,891	15,198
Non-current liabilities
Loans, borrowings, and leases	23	12,223	12,578
Participative shareholders' debentures	22	2,725	3,419
Other financial liabilities	14	2,843	2,571
Settlement program ("REFIS")	8(d)	1,869	1,964
Deferred income taxes	8(a)	1,413	1,881
Provisions	27	2,446	3,419
Liabilities related to Brumadinho	24	2,368	2,381
De-characterization of dams and asset retirement obligations	26	6,520	7,482
Liabilities related to associates and joint ventures	25	1,410	1,327
Streaming transactions	7	1,612	1,779
Other		216	137
		35,645	38,938
Total liabilities		49,536	54,136

Equity	30
Equity attributable to Vale's shareholders		35,867	34,472
Equity attributable to noncontrolling interests		1,491	834

10

Total equity	37,358	35,306
Total liabilities and equity	86,894	89,442

The accompanying notes are an integral part of these financial statements.

11

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance at December 31, 2019		61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)		-	-	-	-	-	-	4,881	4,881	(350)	4,531
Other comprehensive income		-	-	(1,448)	-	267	(4,343)	-	(5,524)	32	(5,492)
Interest on capital of Vale's shareholders		-	-	(2,329)	-	-	-	(1,152)	(3,481)	-	(3,481)
Dividends of noncontrolling interest		-	-	-	-	-	-		-	(8)	(8)
Acquisitions and disposal of noncontrolling interest	16(k) and (m)	-	-	-	-	(213)	-	-	(213)	455	242
Capitalization of noncontrolling interest advances		-	-	-	-	-	-	-	-	22	22
Appropriation to undistributed retained earnings		-	-	3,729	-	-	-	(3,729)	-	-	-
Treasury shares utilized		-	-	-	14	-	-	-	14	-	14
Balance at December 31, 2020		61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821
Net income		-	-	-	-	-	-	22,445	22,445	23	22,468
Other comprehensive income		-	-	758	-	886	(6,890)	-	(5,246)	(2)	(5,248)
Fair value reclassification of Mosaic shares	16(l)	-	-			(522)		522	-
Dividends and interest on capital of Vale's shareholders		-	-	(4,296)	-	-	-	(8,368)	(12,664)	-	(12,664)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(25)	(25)
Acquisitions and disposal of noncontrolling interest	16(a)	-	-	-	-	(331)	-	-	(331)	1,761	1,430
Appropriation to undistributed retained earnings		-	-	14,599	-	-	-	(14,599)	-	-	-
Shares buyback program	30(c)	-	-	-	(5,546)	-	-	-	(5,546)	-	(5,546)
Share-based payment program	29(c)	-	-	-	-	63	-	-	63	-	63
Treasury shares used and canceled	30(b)	-	-	(2,401)	2,408	-	-	-	7	-	7
Balance at December 31, 2021		61,614	1,139	15,702	(5,579)	(1,960)	(36,444)	-	34,472	834	35,306
Net income		-	-	-	-	-	-	18,788	18,788	82	18,870
Other comprehensive income		-	-	756	-	269	(4,531)	-	(3,506)	(2)	(3,508)
Dividends and interest on capital of Vale's shareholders	30(d)	-	-	(3,500)	-	-	-	(4,386)	(7,886)	-	(7,886)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(7)	(7)
Acquisitions and disposal of noncontrolling interest (i)	16(a)	-	-	-	-	-	-	-	-	584	584
Appropriation to undistributed retained earnings		-	-	14,402	-	-	-	(14,402)	-	-	-
Shares buyback program	30(c)	-	-	-	(6,036)	-	-	-	(6,036)	-	(6,036)
Treasury shares used and canceled	30(b)	-	-	(6,616)	6,635	-	-	-	19	-	19
Share-based payment program	29(c)	-	-	-	-	16	-	-	16	-	16
Balance at December 31, 2022		61,614	1,139	20,744	(4,980)	(1,675)	(40,975)	-	35,867	1,491	37,358

(i) Includes mainly the derecognition of noncontrolling interest due to the sale of coal operations in the amount of US$585 (note 16a).

The accompanying notes are an integral part of these financial statements.

11

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.	Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicles and metal alloys employed in the production process of several products, (iii) copper, used in the construction sector to produce pipes and electrical wires, and (iv) platinum, gold, silver, and cobalt as by-products of nickel and copper.

Most of the Company’s products are sold to international markets, through the Company’s main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland. To outflow its production, Vale also operates a railroad and port logistics system in Brazil.

Additionally, Vale has equity investments and energy assets to reduce energy costs, minimize the risk of shortages and meet its energy consumption needs through renewable sources.

The Company also used to produce and sell thermal and metallurgical coal until April 2022, when Vale concluded the sale of this operation (note 16a). The results from the coal operation by the closing of the disposal process are presented in these financial statements as “discontinued operations”.

2.	Basis of preparation of financial statements

The consolidated financial statements of the Company (“financial statements”) have been prepared and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All relevant information for the preparation of these financial statements, and only this information, are presented and correspond to those used by the Company's Management.

The financial statements have been prepared on a historical cost basis and adjusted to reflect: (i) the fair value of certain financial assets and liabilities (including derivative instruments), as well as pension plans assets and (ii) assets impairment. Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

These financial statements were authorized for issue by the Board of Directors on February 16, 2023.

a) Principles for consolidation

The Company's financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect subsidiaries (“subsidiaries”). Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including subsidiaries, associates and joint ventures, and the accounting policies applied in the preparation of the consolidated financial statements are described in note 15.

b) Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The income statement and cash flows statements of the investees, with a different functional currency from the Parent Company, are translated into Brazilian real at the average monthly exchange rate, the assets and liabilities are translated at the final rate and the other equity items are translated at the historical rate. All monetary exchange differences are recognized in comprehensive income as “Translation adjustments”.

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the equity are recognized in the income statement for the year, see accounting policy in note 15 of these financial statements.

12

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The main exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate
	2022	2021	2020	2022	2021	2020
US Dollar ("US$")	5.2177	5.5805	5.1967	5.1655	5.3956	5.1578
Canadian dollar ("CAD")	3.8550	4.3882	4.0771	3.9705	4.3042	3.8480
Euro ("EUR")	5.5694	6.3210	6.3779	5.4420	6.3784	5.8989

c) Critical accounting estimates and judgments

The preparation of financial statements requires the use of critical accounting estimates and Management also needs to exercise judgement in applying the Company’s accounting policies.

The Company makes estimates about the future based on assumptions. Accounting estimates and judgments are continually evaluated and are based on management's experience and knowledge, information available at the date of the financial statements and other factors, including expectations of future events that are considered reasonable under the circumstances. Accounting estimates, by definition, will seldom equal the actual results.

The areas involving significant estimates or judgements or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions are presented in the following notes:

Note	Significant estimates and judgments
7	Streaming transactions
8	Deferred income taxes and uncertain tax positions
15	Consolidation
18	Mineral reserves and mines useful life
19	Impairment of non-current assets
20	Fair values estimate
24	Liabilities related to Brumadinho
25	Liabilities related to associates and joint ventures
26	Provision for de-characterization of dam structures and asset retirement obligations
28	Litigation
29	Employee post retirement obligation

d) Accounting impacts related to environmental, social and governance initiatives (“ESG”)

The Company has assumed commitments to integrate sustainability into its business through a comprehensive approach, based on systematic planning and execution. Prioritizing risk and impact management and establishing a social, economic and environmental legacy in the locations where Vale operates.

Investments announced by the Company's and its strategy for ESG initiatives were assessed in the context of the Company's critical accounting judgments and key estimates. Future changes in this strategy or in the global scenario may affect the Company's main estimates and may result in material impacts on the income statement and on assets and liabilities accounting balances of the Company in successive fiscal years.

The main actions taken or announced to date, which have already resulted or will result in a direct impact on the Company's financial statements are described below. Other initiatives are detailed in the Integrated Report, made available on the Company's website, which were not incorporated by reference.

13

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Environmental pillar

Climate changes

•	The Company is committed to reduce carbon emissions from its mining activities, in line with the Paris Agreement objective of limiting global warming to well below 2°C (3.6 °F). The Company's strategy considers as main objectives: (i) 33% reduction by 2030 of the emissions released into the atmosphere as a direct result of its operations ("scope 1") and of indirect emissions, from the electric energy acquired by the Company (“scope 2”), already considering the increase in production levels projected for the upcoming years; (ii) 100% of electricity consumption from renewable sources by 2030; (iii) 15% reduction by 2035 of indirect emissions not included in scope 2 (“scope 3”); and (iv) neutrality of scope 1 and 2 emissions by 2050.

•	To achieve the scope 1 and 2 commitments, the Company announced investments between US$4 billion and US$6 billion up to 2030 to develop low carbon solutions, such as electrification, use of biofuels and generation and use of renewable energy. The effective disbursements with these investments will be capitalized or expensed, depending on its nature and function, in the period in which they are incurred.

Low carbon products and renewable energy

•	In April 2022, Vale completed the sale of its coal operations located in Mozambique and Malawi, in line with its commitment of decarbonization and sustainable mining. As a result, the Company has no longer coal operations (note 16a).

•	In June 2022, the Company announced the creation of an operation of Corporate Venture Capital (“Vale Ventures”), the objective is to invest approximately US$100 in sustainable mining initiatives. The Company's objective is to acquire minority stakes in startups that are focused on decarbonization initiatives within the mining process, mining without waste, energy transition metals and other technologies.

•	In October 2022, the Company entered into three agreements with local authorities and customers to jointly study the development of industrial complexes in the United Arab Emirates and Oman, to build plants for low-carbon products aimed at the steel industry. In addition, Vale also signed a memorandum of understanding with the steelmaker Stahl-Holding-Saar GmbH (“SHS”), to seek solutions focused on the carbon-neutral steel production process, including the use of Vales green iron ore briquette. Investments made will be accounted for when they are incurred.

•	In November 2022, the Company started the Sol do Cerrado project, for construction of a solar energy plant located in Minas Gerais, the capacity will represent approximately 16% of the energy consumed by Vale in Brazil. The start of operation is expected for July 2023, it will contribute to Vale's renewable energy commitments and reduction of carbon emissions. As at December 31, 2022, the Company invested US$197 (R$1,030 million) as property, plant and equipment (note 18).

•	In February 2021, the Company concluded an investment of US$6 in Boston Electrometallurgical Company (note 14) to acquire a minority interest and promote the development of a technology focused on reducing carbon dioxide emissions in the steel production.

Forest conservation

•	In November 2022, Vale announced the creation of the company Biomas, in which it will hold a 14.28% stake, together with Itaú Unibanco, Marfrig, Rabobank, Santander and Suzano. The Company will invest US$4 (R$20 million) to set up this company, which will carry out restoration, conservation and preservation activities for 4 million hectares of forests in Brazil, in line with the forest protection strategy. Completion of the transaction is subject to customary regulatory approvals.

•	In 2021, Vale signed partnerships with three Conservation Units managed by the Chico Mendes Institute for Biodiversity Conservation. Together, these Biological Reserves help to protect more than 62 thousand hectares of Atlantic Forest, in three Brazilian states. Additionally, Vale supported the development of five agroforestry businesses that implemented productive recovery models in 5,125 hectares in a pilot phase, totaling, between 2020 and 2021, an area of more than 6 thousand hectares. Investments made will be accounted for when they are incurred.

Social pillar

Sustainable mining

14

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	In 2019, the Company invested US$496 (R$1,884 million) in the acquisition of New Steel, a company that develops iron ore processing and beneficiation technology through dry magnetic iron ore concentration, which results in a completely dry process. In this transaction, Vale recorded an intangible asset related to the development of this technology, which will be used in the Company's iron ore operations (note 17).

•	The implementation and execution of future use projects, after the decommissioning, is not required by law. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates. Any future commitments, if assumed by Vale, may result in material impact on the amount of the provision (note 26).

•	Within the scope for community safety, as a preventive step, Vale considers social data on all people inserted in the self-rescue zones of its flood spots and carries out preventive relocation or emergency evacuation of communities located in these zones when the dam emergency level rises. In 2022, the Company recorded a provision in the amount of US$57 (R$292 million), related to the Nova Lima dam self-rescue zones (note 26).

Communities

•	In 2022, the Company recorded a provision in the amount of US$7 (R$39 million) referring to two indemnity agreements with indigenous communities impacted by the Brumadinho dam failure (note 24), belonging to the Pataxó and Pataxó Hã-Hã-Hãe communities.

•	In 2022, the Company also entered into an indemnity agreement with the indigenous communities Xikrin do Cateté and Kayapó (note 28b). The Company will make annual payments until it operates certain assets in the State of Pará. These expenses will be recorded in the period in which they occur.

•	To contribute with its suppliers’ development, the Company has created a website with financial institutions aiming to enable small and medium suppliers to anticipate their receivables with better interest rates. As at December 31, 2022 the outstanding balances related to these suppliers were US$202 (note 13).

Governance pillar

•	The Company is committed to aligning compensation programs with the business strategy and to the objective of making Vale a safer company. Since 2020, the Company has been following new standards for remuneration of its key-personnel. For short-term compensation, at least 30% of performance targets are driven by ESG metrics and directly related to safety, risk management and sustainability goals, and for long-term compensation target is at least 25% of targets performance should be based on ESG metrics (note 29).

e) Significant accounting policies

The significant accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented, except for the adoption in 2021 of accounting policies to reflect new circumstances and transactions that occurred in that year: (i) the reclassification of cumulative translation adjustments from partial disposals of investments in subsidiaries (note 15), and (ii) the share-based payment programs were modified and, since then, treated as “equity-settled” (note 29).

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2022, reporting periods or have not impacted these financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact on the entity in future reporting periods.

15

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

3.	Significant events in the current year

a) Relevant events and transactions

	Notes	Income Statement	Cash Flow
Discontinued operations (Coal)	16(a)	2,060	(73)
Capital reduction in a foreign subsidiary	15(a)	1,543	-
Sale of Midwestern System	16(b)	1,158	140
Sale of California Steel Industries	16(c)	292	437
Shareholder’s remuneration	30(d)	-	(6,615)
Shares buyback	30(c)	-	(6,036)
Sale of Companhia Siderúrgica do Pecém	16(d)	(135)	-

Discontinued operations (Coal) - In April 2022, the Company concluded the sale of the Coal operation to Vulcan Resources for a total consideration of US$270. Following the completion of the transaction, the Company recorded an income from discontinued operations of US$2,060, mainly due to the reclassification of the cumulative translation adjustments of US$3,072, which was partially offset by the disposals of the carrying value of noncontrolling interest in the amount of US$585 and impairment of US$589.

Capital reduction in a foreign subsidiary - In August 2022, the Company approved a capital reduction of VISA in the amount of US$1,500, which generated a gain of US$1,543, due to the reclassification of the cumulative translation adjustments from equity to the income statement, recorded as “Other financial items, net”.

Sale of Midwestern System - In July 2022, the Company concluded the sale of the Midwestern System to J&F Mineração Ltda. (“J&F”) and received US$140, in addition to transferring to J&F the obligations related to the take-or-pay logistics contracts. These assets were classified as held for sale and a gain of US$1,121 was recorded in the year ended December 31, 2022, due to the reversal of the impairment of property, plant and equipment and the remeasurement of the onerous contract liability. In addition, the Company recognized a gain US$37 due to the reclassification of the cumulative translation adjustments from equity to the income statement, as “Other financial items, net”.

Sale of California Steel Industries (“CSI”) - In February 2022, the Company concluded the sale of its 50% interest in CSI to Nucor Corporation (“Nucor”) for US$437. The Company recorded a gain of US$292 due to the reclassification of the cumulative translation adjustments from the equity to the income statement, recorded as “Equity results and other results in associates and joint ventures”.

Shareholder’s remuneration - During 2022, the Company paid dividends and interest on capital to its shareholders in the amount of US$6,615.

Shares buyback program - During 2022, the Company repurchased 357,442,577 common shares or their respective ADRs, corresponding to the total amount of US$6,036.

Sale of Companhia Siderúrgica do Pecém (“CSP”) - In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal for the sale of CSP for approximately US$2,200, which will be received at the closing of the transaction, and it will be fully used for the early settlement of CSP's net debt in the amount of approximately US$2,200. The Company has already recognized an impairment loss of US$135 for the year ended December 31, 2022 and does not expect any material impact at closing.

b) Russia-Ukraine conflict

The Company’s business is subject to external risk factors related to our global operations and the global profile of our client portfolio and supply chains. Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions in connection with the military conflict between Russia and Ukraine.

The resulting economic sanctions imposed by the United States, Canada, the European Union, the UK and other countries as a direct consequence of this conflict may continue to significantly impact supply chains, lead to market disruptions including significant volatility in commodities’ prices and bring heightened near-term uncertainty to the global financial system, including through instability of credit and of capital markets.

At this time, the effects of the Russia-Ukraine conflict have not caused significant impacts on the Company’s operations nor on the fair value of its assets and liabilities. However, escalation of the Russia-Ukraine conflict may adversely affect the Company’s business, such as disruption of international trade flows, extreme market pricing volatility, with particular impact on the energy sector, industrial and agricultural supply chains, shipping, and regulatory and contractual uncertainty, and increased geopolitical tensions around the world.

16

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

4.	Information by business segment and geographic area

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

The Company renamed its main operating segments starting from these financial statements. The operating segment previously named “Ferrous Minerals” is now disclosed as “Iron Solutions” while the “Base Metals” operating segment is now disclosed as “Energy Transition Materials”. There were no changes in the allocation criteria for these operating segments and, therefore, no adjustments were made to the comparative financial information.

In addition, during 2022, the Company has allocated the financial information of the Midwestern System to “Other” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Ferrous Minerals business segment due to the binding agreement to sell this operation (note 16b). The comparative information was reclassified to reflect the revision in the allocation criteria.

Therefore, the Company operates the following reportable segments:

Segment	Main activities
Iron Solutions	Comprise of the production and extraction of iron ore, iron ore pellets, manganese, other ferrous products, and its logistic related services.
Energy Transition Materials	Includes the production and extraction of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal (discontinued operation)

Comprise of the production and extraction of metallurgical and thermal coal and its logistic related services. The set of assets related to this segment is classified as “Non-current assets and liabilities related to assets held for sale” (note 16a).

Other

Includes the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses and costs related to the Brumadinho event.

a) Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets.

	Year ended December 31, 2022
	Iron ore	Iron ore pellets	Other ferrous products and services	Iron Solutions	Nickel and other products	Copper	Energy Transition Materials	Other (i)	Total of continuing operations	Coal (note 16a)	Total
Net operating revenue	28,188	6,256	472	34,916	6,619	1,779	8,398	525	43,839	448	44,287
Cost of goods sold and services rendered	(11,929)	(2,682)	(335)	(14,946)	(4,541)	(1,049)	(5,590)	(443)	(20,979)	(264)	(21,243)
Sales, administrative and other operating expenses	(54)	(1)	4	(51)	(38)	(21)	(59)	(2,086)	(2,196)	(12)	(2,208)
Research and development	(208)	(4)	(3)	(215)	(115)	(127)	(242)	(203)	(660)	(1)	(661)
Pre operating and operational stoppage	(342)	(21)	(18)	(381)	(1)	(13)	(14)	(3)	(398)	-	(398)
Dividends received and interest from associates and joint ventures	15	105	-	120	-	-	-	34	154	-	154
Adjusted EBITDA	15,670	3,653	120	19,443	1,924	569	2,493	(2,176)	19,760	171	19,931

Depreciation, depletion and amortization	(1,345)	(447)	(98)	(1,890)	(908)	(329)	(1,237)	(44)	(3,171)	-	(3,171)
Equity results and other results in associates and joint ventures	(32)	138	(9)	97	289	-	289	(81)	305	-	305
Dividends received and interest from associates and joint ventures	(15)	(105)	-	(120)	-	-	-	(34)	(154)	-	(154)
Impairment reversal (impairment and disposals) of non-current assets, net	(151)	(14)	(13)	(178)	(18)	(15)	(33)	984	773	(589)	184
Adjusted EBITDA	14,127	3,225	-	17,352	1,287	225	1,512	(1,351)	17,513	(418)	17,095
Unallocated items:
Financial results									2,268	3,065	5,333
Income taxes									(2,971)	(2)	(2,973)
Derecognition of noncontrolling interest									-	(585)	(585)
Net income									16,810	2,060	18,870
Net income attributable to noncontrolling interests									82	-	82
Net income attributable to Vale's shareholders									16,728	2,060	18,788

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of US$77.

17

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Year ended December 31, 2021
	Iron ore	Iron ore pellets	Other ferrous products and services	Iron Solutions	Nickel and other products	Copper	Energy Transition Materials	Other (i)	Total of continuing operations	Coal (Note 16a)	Total
Net operating revenue	38,324	7,053	548	45,925	5,377	2,589	7,966	611	54,502	1,083	55,585
Cost of goods sold and services rendered	(11,199)	(2,231)	(400)	(13,830)	(3,606)	(878)	(4,484)	(558)	(18,872)	(1,317)	(20,189)
Sales, administrative and other operating expenses	(137)	30	9	(98)	(5)	(9)	(14)	(3,303)	(3,415)	(26)	(3,441)
Research and development	(198)	(3)	(4)	(205)	(77)	(81)	(158)	(185)	(548)	(7)	(555)
Pre operating and operational stoppage	(329)	(47)	(17)	(393)	(113)	(4)	(117)	(4)	(514)	-	(514)
Dividends received and interest from associates and joint ventures	10	71	-	81	-	-	-	109	190	78	268
Adjusted EBITDA	26,471	4,873	136	31,480	1,576	1,617	3,193	(3,330)	31,343	(189)	31,154

Depreciation, depletion and amortization	(1,255)	(388)	(107)	(1,750)	(841)	(372)	(1,213)	(71)	(3,034)	(69)	(3,103)
Equity results and other results in associates and joint ventures	(1,642)	123	(40)	(1,559)	1	-	1	287	(1,271)	(26)	(1,297)
Dividends received and interest from associates and joint ventures	(10)	(71)	-	(81)	-	-	-	(109)	(190)	(78)	(268)
Impairment and disposals of non-current assets, net	(92)	(7)	(35)	(134)	(27)	(20)	(47)	(245)	(426)	(3,282)	(3,708)
Adjusted EBITDA	23,472	4,530	(46)	27,956	709	1,225	1,934	(3,468)	26,422	(3,644)	22,778
Unallocated items:
Financial results									3,119	447	3,566
Income taxes									(4,697)	821	(3,876)
Net income (loss)									24,844	(2,376)	22,468
Net income (loss) attributable to noncontrolling interests									108	(85)	23
Net income (loss) attributable to Vale’s shareholders									24,736	(2,291)	22,445

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of US$109.

	Year ended December 31, 2020
	Iron ore	Iron ore pellets	Other ferrous products and services	Iron Solutions	Nickel and other products	Copper	Energy Transition Materials	Other (i)	Total of continuing operations	Coal (note 16a)	Total
Net operating revenue	27,123	4,242	551	31,916	4,652	2,175	6,827	802	39,545	473	40,018
Cost of goods sold and services rendered	(8,025)	(1,661)	(433)	(10,119)	(2,734)	(794)	(3528)	(956)	(14,603)	(1,456)	(16,059)
Sales, administrative and other operating expenses	(192)	11	3	(178)	(21)	(7)	(28)	(6,293)	(6,499)	(15)	(6,514)
Research and development	(127)	(5)	(4)	(136)	(42)	(68)	(110)	(169)	(415)	(28)	(443)
Pre operating and operational stoppage	(532)	(77)	(29)	(638)	(29)	(1)	(30)	(14)	(682)	-	(682)
Dividends received and interest from associates and joint ventures	23	116	2	141	-	-	-	32	173	95	268
Adjusted EBITDA	18,270	2,626	90	20,986	1,826	1,305	3,131	(6,598)	17,519	(931)	16,588

Depreciation, depletion and amortization	(1,277)	(388)	(101)	(1,766)	(921)	(430)	(1,351)	(98)	(3,215)	(19)	(3,234)
Equity results and other results in associates and joint ventures	(1,033)	37	(22)	(1,018)	-	-	-	(2)	(1,020)	(43)	(1,063)
Dividends received and interest from associates and joint ventures	(23)	(116)	(2)	(141)	-	-	-	(32)	(173)	(95)	(268)
Impairment and disposals of non-current assets, net	(76)	-	(79)	(155)	(133)	(14)	(147)	(1,006)	(1308)	(935)	(2,243)
	15,861	2,159	(114)	17,906	772	861	1,633	(7,736)	11,803	(2,023)	9,780
Unallocated items:				-
Financial results									(4,813)	2	(4,811)
Income taxes									(735)	297	(438)
Net income (loss)									6,255	(1,724)	4,531
Loss attributable to noncontrolling interests									(3)	(347)	(350)
Net income (loss) attributable to Vale's shareholders									6,258	(1,377)	4,881

(i)	Includes the reclassification of the EBITDA of Midwestern System in the amount of US$19.

18

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Assets by segment

	December 31, 2022				December 31, 2021
	Iron Solutions	Energy Transition Materials	Other (ii)	Total	Iron Solutions	Energy Transition Materials	Other (ii)	Total
Investments in associates and joint ventures	1,296	-	502	1,798	1,113	17	621	1,751
Property, plant and equipment and intangibles	33,048	19,655	2,473	55,176	28,988	20,127	1,827	50,942

Capital expenditures
Sustaining capital (i)	2,236	1,521	102	3,859	2,481	1,518	35	4,034
Project execution	866	338	383	1,587	531	344	124	999
Product inventory	3,102	1,859	485	5,446	3,012	1,862	159	5,033

(i)	According to the Company's shareholder remuneration policy, dividends are calculated based on 30% of the adjusted EBITDA less sustaining capital investments. The calculation also considered the investments made on the coal operation (discontinued operation, note 16a), which was US$38 for the year ended December 31, 2022 (2021: US$194).
(ii)	The sustaining capital investments related to the Midwestern System were reclassified from “Iron Solutions” to “Other” for the year ended December 31, 2022 in the amount of US$5 (2021: US$15).

c) Assets by geographic area

	December 31, 2022				December 31, 2021
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,798	8,391	28,210	38,399	1,730	7,050	23,793	32,573
Canada	-	1,845	11,178	13,023	-	1,958	12,441	14,399
Americas, except Brazil and Canada	-	-	4	4	-	-	3	3
Europe	-	-	747	747	-	-	739	739
Indonesia	-	1	2,731	2,732	-	1	2,723	2,724
Asia, except Indonesia and China	-	-	786	786	21	-	874	895
China	-	1	19	20	-	2	21	23
Oman	-	-	1,263	1,263	-	-	1,337	1,337
Total	1,798	10,238	44,938	56,974	1,751	9,011	41,931	52,693

d) Net operating revenue by shipment destination

	Year ended December 31, 2022
	Iron Solutions (i)	Energy Transition Materials	Other (ii)	Total
Americas, except United States and Brazil	477	597	125	1,199
United States of America	218	1,425	-	1,643
Germany	373	1,148	-	1,521
Europe, except Germany	1,713	2,123	-	3,836
Middle East, Africa, and Oceania	2,594	27	25	2,646
Japan	2,765	770	-	3,535
China	20,593	1,610	-	22,203
Asia, except Japan and China	2,434	638	47	3,119
Brazil	3,749	60	328	4,137
Net operating revenue	34,916	8,398	525	43,839

19

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Year ended December 31, 2021
	Iron Solutions	Energy Transition Materials	Other (ii)	Total
Americas, except United States and Brazil	759	402	122	1,283
United States of America	392	1,151	-	1,543
Germany	618	1,416	-	2,034
Europe, except Germany	2,373	2,323	-	4,696
Middle East, Africa, and Oceania	2,140	15	-	2,155
Japan	3,977	546	-	4,523
China	27,510	1,093	-	28,603
Asia, except Japan and China	3,536	965	-	4,501
Brazil	4,620	55	489	5,164
Net operating revenue	45,925	7,966	611	54,502

20

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Year ended December 31, 2020
	Iron Solutions	Energy Transition Materials	Other (ii)	Total
Americas, except United States and Brazil	271	83	406	760
United States of America	244	797	-	1,041
Germany	326	1,169	31	1,526
Europe, except Germany	1,202	2,356	12	3,570
Middle East, Africa, and Oceania	1,418	17	-	1,435
Japan	1,793	400	-	2,193
China	22,169	922	33	23,124
Asia, except Japan and China	2,068	931	-	2,999
Brazil	2,425	152	320	2,897
Net operating revenue	31,916	6,827	802	39,545

(i)	In 2022, the revenue from Iron Solutions decreased from prior year, among other factors, due to the decline of 23.5% in the average realized price of iron ore, following the decrease in the international price of this product.
(ii)	Includes the reclassification of the revenues of Midwestern System in the amount of US$231, for the year ended December 31, 2022 (2021: US$377 and 2020: US$162).

Accounting policy

Revenue from sales - Revenue is recognized when the control of a good or service is transferred to a customer. Since Vale’s sales are under different shipping terms, revenue could be recognized when (i) the product is available at the loading port, (ii) loaded on the ship, (iii) at the port of discharge or (iv) at the customer’s warehouse.

A relevant proportion of Vale’s sales are under Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control of the goods to the customers. Shipping services for CFR and CIF contracts are considered as a separate performance obligation in which a proportion of the transaction price is allocated and recognized over time as the shipping services are provided.

In general, the contract payment terms consider the upfront payments or the use of letters of credit. The payment terms do not have a significant financing component. In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sale price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing.

Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sale mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sale price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

21

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5.	Costs and expenses by nature

a)    Cost of goods sold, and services rendered

	Year ended December 31,
	2022	2021	2020
Freight (i)	4,738	4,575	3,439
Materials and services (ii)	3,632	2,907	2,782
Maintenance	3,105	2,812	2,529
Depreciation, depletion and amortization	3,049	2,857	2,961
Acquisition of products (ii)	2,566	2,277	946
Personnel	1,817	1,703	1,624
Fuel oil and gas (iii)	1,630	1,011	848
Royalties	1,268	1,370	845
Energy	719	639	673
Other	1,504	1,578	917
Total	24,028	21,729	17,564

Cost of goods sold	23,447	21,142	16,982
Cost of services rendered	581	587	582
Total	24,028	21,729	17,564

(i)	In 2021, the increase, among other factors, is due to higher volumes sold in CFR sales and higher international freight reference price.
(ii)	In 2021, the increase, among other factors, is due to the significant increase in the iron ore reference price.
(iii)	In 2022, the increase, among other factors, is due to higher fuel prices and inflation of other inputs and services.

Mineral Resources Inspection Fare ("TFRM") – In some Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, there is a specific fare named TFRM, which is calculated based on production. TFRM expenses are presented as "Royalties" in these financial statements. In March 2021, a State Law increased the TFRM rate in the State of Pará from US$0.83 to US$2.51 (R$4.37 to R$13.11) per metric ton. However, the Company had not adopted the new rate in 2021 based on the Constitutional Principle of mandatory notice period, which sets out the tax increase would become in force only in the subsequent year of its enactment.

In November 2022, Vale joined the "Pará Structure Program”, which aims to promote infrastructure investments in the State of Pará, by converting 50% of the TFRM payments into the execution of infrastructure investments, at a rate of US$2.51 (R$13.11) per metric ton of ore produced in the State of Pará. Those investments will be made in connection with social programs and so, the assets that would be built by Vale will not be part of the Company’s property, plant and equipment. To join the program, the Company paid US$224 (R$1,176 million) related to the TFRM for the whole year of 2022, which was calculated based on a rate of US$2.51 (R$13.11) per metric ton and will continue to apply this rate in the TFRM calculation for the State of Pará prospectively.

b)       Selling and administrative expenses

	Year ended December 31,
	2022	2021	2020
Personnel	185	170	168
Services	124	107	114
Selling	86	80	81
Depreciation and amortization	41	42	49
Advertisement	22	27	17
Other	57	55	62
Total	515	481	491

c)       Other operating expenses, net

		Year ended December 31,
	Notes	2022	2021	2020
Expenses related to Brumadinho event	24	1,079	851	4,640
Expenses related to de-characterization of dam	26(a)	72	1,725	617
Asset retirement obligations	26(b)	23	121	312
Provision for litigations	28	153	98	73
Profit sharing program		131	126	169
Disposals of materials and inventories		46	5	19
COVID-19 expenses (i)		-	44	109
Other		218	6	118
Total		1,722	2,976	6,057
(i)	The Company assisted the communities where the Company operates through humanitarian aid programs, especially in the Brazilian communities that were more adversely affected by the pandemic. The resources were used to provide needed support such as medical supplies and equipment.

22

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The breakdown of research and development expenses by operating segment is presented in note 4(a).

6.	Financial results

		Year ended December 31,
	Notes	2022	2021	2020
Financial income
Short term investments		440	226	129
Other		80	111	178
Total financial income		520	337	307
Financial expenses
Loans and borrowings gross interest	23	(612)	(671)	(742)
Capitalized loans and borrowing costs		47	59	70
Interest on REFIS		(152)	(54)	(55)
Interest on lease liabilities	23	(64)	(63)	(65)
Bond premium repurchase	10	(113)	(63)	-
Other		(285)	(457)	(366)
Total financial expenses		(1,179)	(1,249)	(1,158)
Other financial items, net
Net foreign exchange gains (losses)		(398)	408	(549)
Participative shareholders' debentures (i)	22	659	(716)	(1,565)
Financial guarantees (i)	32(b)	481	312	(468)
Derivative financial instruments	20	1,154	(23)	(1,210)
Reclassification of cumulative translation adjustments to the income statement	15 and 16	1,608	4,326	-
Indexation losses, net		(577)	(276)	(170)
Other financial items		2,927	4,031	(3,962)
Total		2,268	3,119	(4,813)

(i)	Items reclassified in comparative to maintain consistency of disclosure.

Accounting policy

Transactions in foreign currencies are translated into the functional currency using the exchange rate effective on the date of the transaction. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges or items that are attributable to the net investment in a foreign operation, for which gains, and losses are recognized as a component of other comprehensive income.

The accounting policies related to the other items of the financial result are shown in the notes, “15. Investments in subsidiaries, associates, and joint ventures”, “22. Participative shareholders’ debentures” and “23. Loans, borrowing, leases, cash and cash equivalents and short-term investments”.

7.	Streaming transactions

The Company entered into separate transactions to sell the cobalt and gold by-product streams mined in the Energy Transition Materials operations:

	December 31, 2022		December 31, 2021
	Current liabilities	Non-current liabilities
Cobalt streaming	28	428	505
Gold streaming	53	1,184	1,274
Contract liabilities	81	1,612	1,779

23

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Details of the agreements

	Cobalt streaming	Gold streaming
Contract date	June 2018	From 2013 to 2016
Product delivery	Product delivery started in January 2021, after the mine's ramp-up.	The product was delivered from the contract signature, because the plant was already operational.
Subject	75% of cobalt extracted as by-product from Voisey's Bay mine (Canada).	75% of gold contained in the copper concentrate from the Salobo (Brazil) mine and 70% of the gold extracted as a by-product from the Sudbury nickel mines (Canada).
Deadline	Until the mine's exhaustion, estimated for 2035.	Until the mine's exhaustion, estimated for 2043 and 2053 for Salobo and Sudbury, respectively.
Counterparts	Wheaton Precious Metals Corp and Anglo Pacific Group.	Wheaton Precious Metals Corp.
Remuneration	US$690 received on the contract date. Furthermore, the Company receives an amount equal to 20% (average) of the market reference price of cobalt for each pound of cobalt delivered.	US$3,600 received from 2013 to 2016. Furthermore, the Company receives an amount equal to the lower of (i) $400 per ounce of refined gold delivered and (ii) the reference market price on the delivery date.

b)	Effects on the income statement

	Year ended December 31,
	2022	2021	2020
Cobalt streaming	49	55	-
Gold streaming	37	43	60
Fixed revenue - Contract liabilities realized	86	98	60

Cobalt streaming	11	12	-
Gold streaming	74	82	114
Variable revenue - Additional payments received	85	94	114

Accounting policy

The Company bifurcates both streaming transactions in two identifiable components: (i) the sale of the mineral rights and (ii) extraction services.

Sale of mineral rights – The amount allocated to this component is recognized as revenue in the income statement when the Company transfers ownership of the mineral rights to the counterparty. The cost related to the component sold is recognized in the income statement at the same moment.

Extraction services – The Company recognizes contract liabilities in the event it receives payments from customers before a sale meets criteria for revenue recognition. Proceeds received under the terms of the streaming transaction allocated to this component are accounted for as “streaming transactions” and included within liabilities.

Contract liability is initially recognized at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost and updated using the effective interest rate method. Contract liability is released to the income statement based on the units of production, that is, revenue is calculated based on volume produced compared to the total proved and probable reserves of gold or cobalt, which are reviewed and remeasured annually.

Critical accounting estimates and judgments

Defining the result on sale of mineral interest and the contractual liabilities portion of the streaming transaction it is required the use of critical accounting estimates including, but not limited to: (i) allocation of costs between the product and the by-product based on relative prices; (ii) expected margin for the independent components (sale of mineral rights and service for gold and cobalt extraction); and (iii) discount rates used to measure the present value of future inflows and outflows.

24

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

8.	Income taxes

a)       Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Year ended December 31,
	2022	2021	2020
Income before income taxes	19,781	29,541	6,990
Income taxes at statutory rate (34%)	(6,726)	(10,044)	(2,377)
Adjustments that affect the taxes basis:
Income tax benefit from interest on capital	556	260	316
Tax incentives	1,247	2,826	211
Equity results	84	167	(27)
Addition (reduction) of tax loss carryforward	899	663	769
Unrecognized tax losses of the year	(197)	(115)	(215)
Reclassification of cumulative adjustments to the income statement	547	1,471	-
Other	619	75	588
Income taxes	(2,971)	(4,697)	(735)

Current tax	(2,020)	(5,663)	(3,398)
Deferred tax	(951)	966	2,663
Income taxes	(2,971)	(4,697)	(735)

b)	Deferred income tax assets and liabilities

Tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of foreign subsidiaries are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity.

	Year ended December 31,
	2022	2021
Taxes losses carryforward	5,908	5,757
Temporary differences:
Employee post retirement obligation	411	504
Provision for litigation	364	346
Asset retirement obligations and other provisions	4,349	4,384
Fair value of financial instruments	839	1,373
Fair value of property, plant and equipment in business combination	(2,392)	(2,857)
Other	(122)	53
	9,357	9,560
Assets	10,770	11,441
Liabilities	(1,413)	(1,881)
	9,357	9,560

25

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The following table shows the changes in deferred tax assets and liabilities:

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	10,335	1,770	8,565
Taxes losses carryforward	830	-	830
Asset retirement obligations and other provisions	226	-	226
Fair value of financial instruments	75	-	75
Fair value of property, plant and equipment in business combination	-	138	(138)
Other	(27)	-	(27)
Effect in income statement	1,104	138	966
Transfers between assets and liabilities	(155)	(155)	-
Translation adjustment	(649)	(13)	(636)
Other comprehensive income	(15)	141	(156)
Tax loss carryforward from coal operations - Discontinued operations	821	-	821
Balance at December 31, 2021	11,441	1,881	9,560
Taxes losses carryforward	(68)	-	(68)
Timing differences arising from assets and liabilities	(324)	-	(324)
Fair value of financial instruments	(634)	-	(634)
Fair value of property, plant and equipment in business combination	-	(330)	330
Other	(255)		(255)
Effect in income statement	(1,281)	(330)	(951)
Transfers between assets and liabilities	(136)	(136)	-
Translation adjustment	688	(75)	763
Other comprehensive income	58	101	(43)
Sale of California Steel Industries	-	(28)	28
Balance at December 31, 2022	10,770	1,413	9,357

c)	Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, copper, and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and considers the allocation of tax operating income into different incentives applicable to different tranches of production during specified periods for each product, usually 10 years. The Company’s tax incentives are expected to expire substantially in 2024 and the last tax incentive will expire in 2027.

In addition to these incentives, the income tax payable can be reduced by investing in the acquisition of new machinery and equipment, subject to subsequent approval by the responsible regulatory agency, Superintendence for the Development of the Amazon (“SUDAM”). This subsidy is expected to expire in 2023.

As determined by the Brazilian law, the tax savings obtained as a result of these incentives must be appropriated in retained earnings reserve account in equity and cannot be distributed as dividends to shareholders.

d)	Income taxes - Settlement program (“REFIS”)

	Year ended December 31,
	2022	2021
Current liabilities	371	324
Non-current liabilities	1,869	1,964
REFIS liabilities	2,240	2,288

SELIC rate	13.75%	9.25%

The balance is mainly related to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028. The impact of the SELIC over the liability is recorded under the Company’s financial results.

e)   Uncertain tax positions (“UTP”)

26

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company is engaged in administrative and judicial discussions with tax authorities in Brazil in relation to certain tax positions adopted by the Company for calculating income tax and social contribution on net income. The final determination is uncertain and depends on factors not controlled by the Company, such as changes in case law and changes in tax laws and regulations. The Company is subject to the assessment of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

The amount under discussion with the tax authorities is US$3,659 as at December 31, 2022 (2021: US$3,122), as detailed below. In addition, if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters, there would also be a reduction of tax losses in the amount of US$564 as at December 31, 2022 (2021: US$527).

	Year ended December 31,
	2022	2021
UTPs not recorded on balance sheet (i)
Transfer pricing over the exportation of ores to a foreign subsidiary	829	669
Expenses of interest on capital	1,154	981
Proceeding related to income tax paid abroad	439	399
Goodwill amortization	517	305
Payments to Renova Foundation	24	21
Other	696	747
Total not recorded on balance sheet	3,659	3,122

UTPs recorded on balance sheet
Deduction of CSLL in Brazil	155	-
Gain related to incidence of IRPJ and CSLL on SELIC rate in the repetition of undue payment	-	34
Total recorded balance sheet	155	34

(i)	Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

Transfer pricing over the exportation of ores to a foreign subsidiary - The Company was assessed for the IRPJ and CSLL, for the years of 2015, 2016 and 2017 since the tax agent has disregarded the intermediation cost and other adjustments used in the calculation of the transfer pricing over the exportation of iron ore, pellets, nickel and copper to its foreign controlled company. The Company is challenging these assessments in the administrative level and a decision is pending.

The Company maintains the method of calculating the transfer price, as it considers it to be the most appropriate tax treatment for interpreting the rules in force and applicable to the subject and is discussing the aforementioned charges at the administrative level.

The total amount in dispute is US$829 (R$4,324 million) as at December 31, 2022 (US$669 (R$3,732 million) as at December 31, 2021). In addition, there was a reduction of the tax losses from 2015, 2016 and 2017, with the corresponding tax impact of US$361 (R$1,883 million) as at December 31, 2022 (2021: US$377 (R$1,883 million)). The amount involved for the 2018 to 2022 years, which are not in dispute, is US$2,592 (R$13,525 million) (2021: US$1,885 (R$10,519 million)).

Expenses of interest on capital (“JCP”) - In 2021, Vale received assessments for the collection of IRPJ, CSLL and fines, on the grounds that the deduction of JCP was improper, referring to the base years of 2017 and 2018. The amount under discussion is US$1,154 (R$6,021 million) as at December 31, 2022 (US$981 (R$5,477 million) as at December 31, 2021). In addition, the tax effect of the potential reduction in the tax loss carryforward is US$134 (R$699 million) as at December 31, 2022 (2021: US$125 (R$699 million)). The Company presented administrative defenses for these assessments and is awaiting a decision.

Proceeding related to income tax paid abroad - Vale received a tax assessment for the collection of US$439 (R$2,288 million) (2021: US$399 (R$2,255 million)) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending.

Goodwill amortization - The Company received tax assessments for the collection of IRPJ and CSLL for the periods between 2013 and 2018, due to the deduction of goodwill amortization expenses recorded in the acquisition of controlled companies, after its merger by the Company.

One of the assessments is the goodwill generated in the privatization of the Company and recorded by Valepar, merged into the Parent Company in 2017.

27

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company is discussing the charges at the administrative level in the amount of US$517 (R$2,698 million) as at December 31, 2022 (US$305 (R$1,703 million) as at December 31, 2021). In addition, the tax effect of the potential reduction in the tax loss carryforward is US$61 (R$320 million) as at December 31, 2022 (2021: US$57 (R$320 million)). The amount involved for the 2019 to 2022 years, which are not assessed, is US$223 (R$ 1,162 million).

Payments to Renova Foundation - The Company deducts payments made to Fundação Renova arising from the obligation entered into the Transaction and Conduct Adjustment Agreement (“TTAC”) and from its subsidiary liability in the agreement when Samarco does not make these payments directly. Vale understands that the deduction of such expenses is adequate, since its liability is objective, arising from the obligation entered into in the TTAC and its status as a shareholder.

The Company received a tax assessment notice for the collection of IRPJ and CSLL alleging that the expenses incurred with Renova Foundation were improperly deducted from the computation of the Company’s income tax, as they understand that these expenses are supposedly not necessary for Vale's operational activities. The total amount assessed is US$24 (R$126 million) for the year ended December 31, 2022 (2021: US$21 (R$115 million)). In addition, the tax effect of the potential reduction in the tax loss carryforward is US$5 (R$24 million) as at December 31, 2022 (2021: US$4 (R$24 million)). For the fiscal years 2018 to 2022, the amount under discussion is US$530 (R$2,763 million) as at December 31, 2022 (2021: US$426 (R$2,376 million)).

Deduction of CSLL in Brazil - In 2004, a definitive decision of the Superior Court of Justice (“STJ”) granted to the Company the right to deduct the Social Contribution on Net Income (“CSLL”) from the taxable base of the corporate income tax (“IRPJ”). The Federal Government filed a rescission action (“ação rescisória”) in 2006, seeking to reverse the 2004 decision. In 2019, the Federal Court of Appeals (“TRF”) upheld the rescission action and, although the decision was not final, the Company decided not to deduct the CSLL from the taxable income since then.

Meanwhile, the Federal Supreme Court (“STF”) is judging two extraordinary appeals with impact to all taxpayers. These appeals are discussing how long a court decision related with a tax matter would remain valid if the STF had subsequently issued a contrary decision. Due to the developments of this matter in the STF during 2023 and based on the updated assessment of its legal advisors, the Company concluded that the tax treatment previously adopted will probably not be accepted by the tax authority and, therefore, it recognized a liability in the amount of US$155 (R$813 million) as “Taxes payable” for the year ended December 31, 2022.

Gain related to incidence of IRPJ and CSLL on SELIC rate in the repetition of undue payment - In September 2021, the Federal Supreme Court (“STF”) decided in a judgment with general repercussion, that the incidence of IRPJ and CSLL on amounts referring to the SELIC rate received as a result of repetition of tax overpayment is unconstitutional. After the publication of the decision of the leading case judgment with a conclusion favorable to the taxpayers, the Company recognized a gain of US$34 in the income statement for the year ended December 31, 2021.

f) Recoverable and payable taxes

			December 31, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	261	1	46	217	11	162
Brazilian federal contributions ("PIS and COFINS")	690	740	35	520	511	12
Income taxes	309	369	221	113	413	1,861
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	54	-	-	59
Other	12	-	114	12	-	83
Total	1,272	1,110	470	862	935	2,177

ICMS included in PIS and COFINS computation tax base - Vale discussed the issue of the exclusion of ICMS from the taxable basis of the contribution to PIS and COFINS in two lawsuits filed before March 2017. One of the lawsuits includes the triggering events from March 2012 onwards and has a favorable definitive decision. This lawsuit resulted in the recognition of a gain in the amount of US$60 (R$313 million) in the income statement for the year ended December 31, 2020. This amount was calculated based on the assumption that the ICMS to be excluded from the taxable bases is the one paid. With the definition of the subject by the Federal Supreme Court in the leading case, with binding effects to all taxpayers, which determined that the ICMS to be excluded is the one highlighted in the invoices, the Company recognized an additional gain of US$26 (R$146 million) for the year ended December 31, 2021.

28

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The lawsuit that covers the triggering events that occurred between December 2001 and February 2012, resulted in the recognition of a gain in the amount of US$145 (R$808 million) for the year ended December 31, 2021 due to the favorable decision obtained by the Company and in line with the judgment of the Federal Supreme Court in the aforementioned leading case.

Accounting policy

The Brazilian corporate tax law requires the taxation on the income generated from foreign subsidiaries and, therefore, income tax charge is calculated using the tax rate enacted at the end of the reporting period in Brazil. The effects of the income tax calculation in the consolidated financial statements are calculated by applying the differential between the Brazilian income tax rate and the local income tax rate of each jurisdiction where the Company’s subsidiaries operate and generate taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and it establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. The liabilities related to uncertain tax positions are recorded only after determining, based on the position of its internal and external legal advisors, a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

Deferred income taxes are recognized based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforward. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

The deferred tax assets arising from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Critical accounting estimates and judgments

Deferred income tax - Significant judgements, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on the likely timing and future taxable profits. Deferred tax assets arising from tax losses carryforward and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

Uncertain tax positions - The Company applies significant judgement in identifying uncertainties over income tax treatments, which could impact the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

29

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

9.	Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Year ended December 31,
	2022	2021	2020
Net income attributable to Vale's shareholders
Net income from continuing operations	16,728	24,736	6,258
Net income (loss) from discontinued operations	2,060	(2,291)	(1,377)
Net income	18,788	22,445	4,881
Thousands of shares
Weighted average number of common shares outstanding	4,637,794	5,012,424	5,129,585
Weighted average number of common shares outstanding and potential ordinary shares	4,642,432	5,016,848	5,132,962

Basic and diluted earnings per share from continuing operations
Common share (US$)	3.61	4.93	1.22
Basic and diluted earnings (loss) per share from discontinued operations
Common share (US$)	0.44	(0.46)	(0.27)
Basic and diluted earnings per share:
Common share (US$)	4.05	4.47	0.95

10.	Cash flows reconciliation

a) Cash flow from operating activities:

		Year ended December 31,
	Notes	2022	2021	2020
Cash flow from operating activities:
Income before income taxes		19,781	29,541	6,990
Adjusted for:
Equity results and other results in associates and joint ventures	15 and 25	(305)	1,271	1,020
Impairment and disposals (impairment reversal) of non-current assets, net	19	(773)	426	1,308
Provisions related to Brumadinho	24	400	201	4,130
Provision for de-characterization of dams	26	72	1,725	617
Depreciation, depletion and amortization		3,171	3,034	3,215
Financial results, net	6	(2,268)	(3,119)	4,813
Changes in assets and liabilities:
Accounts receivable	11	(325)	1,029	(2,544)
Inventories	12	45	(503)	(183)
Suppliers and contractors	13	495	251	(222)
Other assets and liabilities, net		(1,531)	(442)	(250)
Cash flow from operations		18,762	33,414	18,894

b) Cash flow from investing activities

		Year ended December 31,
	Notes	2022	2021	2020
Disbursement related to VNC sale	16(f)	-	(555)	-
Proceeds from sale of CSI	16(c)	437	-	-
Proceeds from sale of Midwestern System, net of cash	16(b)	140	-	-
Proceeds from disposal of Mosaic shares	16(l)	-	1,259	-
Proceeds from sale of Vale Florestar	-	9	10	10
Proceeds from disposal of VLI shares	16(h)	-	-	241
Proceeds from sale of Longyu	16(j)	-	-	156
Proceeds from disposal of investments, net		586	714	407

30

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	9,046	959	3,355	1,336
Additions	-		930	930
Payments (i)	(922)	(373)	(632)	(1,927)
Interest paid (ii)	(501)	(117)	(75)	(693)
Cash flow from financing activities	(1,423)	(490)	223	(1,690)

Effect of exchange rate	(118)	(199)	177	(140)
Interest accretion	469	110	71	650
Non-cash changes	351	(89)	248	510

December 31, 2021	7,974	380	3,826	12,180
Additions	-	-	1,275	1,275
Payments (i)	(1,441)	(220)	(639)	(2,300)
Interest paid (ii)	(650)	(45)	(90)	(785)
Cash flow from financing activities	(2,091)	(265)	546	(1,810)
Effect of exchange rate	126	7	(55)	78
Interest accretion	488	158	87	733
Non-cash changes	614	165	32	811
December 31, 2022	6,497	280	4,404	11,181

(i)	Includes bond premium repurchase.
(ii)	Classified as operating activities in the statement of cash flows.

Funding

•	In November 2022, the Company contracted a loan with the Export-Import Bank of China of US$300 (R$1,582 million) indexed to the Secured Overnight Financing Rate (“SOFR”) and maturing in 2025. The Company also drawdown US$200 (R$1,055 million) from a line of credit with Japan Bank International Cooperation (“JBIC”), which is maturing in 2032.

•	In July 2022, the Company contracted a loan of US$150 (R$805 million) with SMBC Bank indexed to SOFR and maturing in 2027.

•	In May 2022, the Company contracted a loan of US$200 (R$967 million) with MUFG Bank indexed to SOFR and maturing in 2027.

•	In January 2022, the Company contracted two loans indexed to LIBOR, in the amount of US$425 (R$2,361 million) with maturity in 2027 with the Bank of Nova Scotia. Vale is in discussions to replace the reference interest rate from LIBOR to SOFR and does not expect a material change in the costs of this transaction.

•	In October and December 2021, the Company contracted a loan indexed to LIBOR in the amounts of US$350 (R$1,953 million) and US$280 (R$1,563 million), maturing in 2027 and 2032, with a commercial bank and a Japanese development bank, respectively. Vale is in discussions to replace the reference interest rate from LIBOR to SOFR and does not expect a material change in the costs of this transaction.

•	In January 2021, the Company contracted a loan of US$300 (R$1,633 million) with The New Development Bank maturing in 2035 and indexed to LIBOR + 2.49% per year. Vale is in discussions to replace the reference interest rate from LIBOR to SOFR and does not expect a material change in the costs of this transaction.

Payments

•	In January 2023 (subsequent event), the Company paid principal and interest of debentures, in the amount of US$24 (R$124 million).

•	In August 2022, the Company settle its infrastructure debentures of the 2nd series, by a payment of US$170 (R$865 million).

31

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	In June 2022, the Company repurchased US$1,291 (R$6,520 million) of its bonds and paid a premium of US$113 (R$568 million), which has been recorded and is presented as “bond premium repurchase” under the financial results for the year ended December 31, 2022.

•	In January 2022, the Company prepaid US$200 (R$993 million) of a line of credit maturing in 2023 with the Bank of Nova Scotia.

•	In March 2021, the Company redeemed all of its 3.75% bonds due January 2023, in the total amount of US$884 (R$4,946 million) (EUR750 million) and paid a premium of US$63 (R$354 million), which was recorded and is presented as “bond premium repurchase” under the financial results for the year ended December 31, 2021.

d) Non-cash transactions

	Year ended December 31,
	2022	2021	2020
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	47	59	70

11.	Accounts receivable

	Notes	December 31, 2022	December 31, 2021
Receivables from customer contracts
Related parties	31	211	109
Third parties
Iron Solutions		3,132	3,023
Energy Transition Materials		984	668
Other		35	162
Accounts receivable		4,362	3,962
Expected credit loss		(43)	(48)
Accounts receivable, net		4,319	3,914

No customer individually represented 10% or more of the Company’s accounts receivable or revenues in the periods presented above.

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The final sales price of these commodities is calculated based on the pricing period stipulated in the sales contracts, which generally is later than the revenue recognition date. Therefore, the Company initially recognizes revenue based on a provisional invoice and the receivables of the provisionally priced products are subsequently measured at fair value through profit or loss (note 20), with these changes in the value of the receivables recorded in the Company's sales revenue.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	Year ended December 31, 2022
	Thousand metric tons	Provisional price (US$/ton)	Change	Effect on Revenue (US$ million)
Iron ore	25,052	112	+/- 10%	+/- 281
Iron ore pellets	83	164	+/- 10%	+/- 2
Copper	79	10,236	+/- 10%	+/- 81

Accounting policy

Accounts receivable is the total amount due from sale of products and services rendered by the Company. Accounts receivable is recognized at fair value and subsequently measured at amortized cost using the effective interest method, except for component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable. The Company has established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

32

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

12.	Inventories

	December 31, 2022	December 31, 2021
Finished products
Iron Solutions	2,126	2,192
Energy Transition Materials	651	582
Other	-	21
	2,777	2,795

Work in progress	800	820
Consumable inventory	1,010	857

Allowance to net realizable value (i)	(105)	(95)
Total of inventories	4,482	4,377

(i)	In 2022, the effect of provision for net realizable value was US$44 (2021: US$1).

The cost of goods sold is presented in note 5(a).

Accounting policy

Inventories are stated at the lower of cost and net realizable value. Inventory production cost comprises variable and fixed costs, direct and indirect costs of production and are assigned to individual items of inventory based on weighted average costs method. At the end of the reporting period, net realizable value of inventories are assessed and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are recognized as “Cost of goods sold, and services rendered”.

13.	Suppliers and contractors

	Notes	December 31, 2022	December 31, 2021
Third parties – Brazil		2,691	1,766
Third parties – Abroad		1,599	1,618
Related parties	31	171	91
Total		4,461	3,475

The Company has transactions with certain suppliers, which allows them to anticipate their receivables and the Company to extend its payment term within the short term, that is, during its operational cycle.

The outstanding balance related to those transactions was US$743 as at December 31, 2022 (2021: US$589), of which US$202 (2021: US$207) relates to the structure created by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Vale’s social pillar.

Accounting policy

The Company assesses whether the payment term extension arrangement substantially modifies the original liability based on qualitative and quantitative aspects. If the original liability has been substantially modified, the Company derecognizes the original liability (suppliers) and recognizes a new financial liability (other financial liabilities), any gain/loss is recognized in income statement. If the original liability has not been substantially modified, the original liability (suppliers) remains.

33

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14.	Other financial assets and liabilities

		Current		Non-Current
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Other financial assets
Restricted cash		-	-	77	117
Derivative financial instruments	20	342	111	196	20
Investments in equity securities (i)		-	-	7	6
		342	111	280	143
Other financial liabilities
Derivative financial instruments	20	90	243	186	592
Other financial liabilities - Related parties	31	400	393	-	-
Financial guarantees provided (ii)	32(b)	-	-	103	542
Liabilities related to the concession grant	14(a)	416	760	2,554	1,437
Contract liability and other advances (iii)		766	916	-	-
		1,672	2,312	2,843	2,571

(i)	Corresponding to a 3.24% non-controlling interest in Boston Electrometallurgical Company, whose objective is to promote the development of a technology focused on reducing carbon dioxide emissions in steel production.
(ii)	In July 2022, the Company signed a binding agreement with ArcelorMittal for the sale of CSP. At the closing, CSP's debt will be settled and the financial liability related to the guarantee granted will be derecognized by Vale.
(iii)	Includes advances received from customers that meets the definition of contract liability described in IFRS 15 - Revenue from Contracts with Customers and other financial advances received that meet the definition of a financial liability described in IAS 32 - Financial Instruments: Presentation.

a) Liabilities related to the concession grant

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

In 2022, the Company reviewed the cash disbursement estimates for the execution of investments in infrastructure, mainly due to inflation of the costs of inputs and services, and the physical inventory review, resulting in an addition to the provision in the amount of US$849.

	December 31, 2021	Addition	Present value adjustment	Disbursements	December 31, 2022
Payment obligation	586	440	148	(220)	954
Infrastructure investment	1,611	409	160	(164)	2,016

	2,197	849	308	(384)	2,970

Current liabilities	760				416
Non-current liabilities	1,437				2,554
Liabilities	2,197				2,970

Discount rate in nominal terms - Payment obligation	11.04%				11.04%
Discount rate in nominal terms - Infrastructure investment	5.11% - 5.75%				6.08% - 6.23%

(a.i) Payment obligation

The Company will make payments for the concession grants in quarterly installments through the concession period. This commitment is updated annually by the readjustment index for monetary exchange (“IRT”), which was 6.47% for the year ended December 31, 2022 (2021: 12.34%).

In addition, the National Land Transport Agency (“ANTT”) may require, at their discretion, further investments on the concession network. Furthermore, there is a requirement for the Company to complete a minimum percentage of certain investments by 2027. In these circumstances, discussions on the economic and financial rebalancing of the contracts will be required and depending on the result of the physical inventory review and if new investments are demanded, the carrying amount of grant payable may have a material impact in the future.

(a.ii) Infrastructure investment

34

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Midwest Integration Railroad ("FICO") - Construction of 383 km of FICO, between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. The construction started in 2021 and the execution period is expected to take 5 years. As at December 31, 2022, the Company has a provision in the amount of US$1,415 (2021: US$1,206).

Infrastructure program - Comprises over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas. The program will benefit 25 and 33 municipalities intercepted by EFC and EFVM, respectively. As at December 31, 2022, the Company has a provision in the amount of US$601 (2021: US$404).

West-East Integration Railway (“FIOL”) - Acquisition and delivery of rails and sleepers, which the Federal Government will use for construction of section II of the FIOL, which will connect the municipalities of Caetité and Barreiras, in Bahia, and other miscellaneous commitments. In 2022, ANTT issued the definitive Discharge Term regarding the rails and sleepers acquired for FIOL, as established in an amendment to the EFVM concession contract. Therefore, this obligation was settled in 2022 (2021: US$62).

The construction of FICO and the execution of the Infrastructure Program are Vale's responsibility and changes in relation to the original budgets may materially change the balance of the provision in the future.

(a.iii) Guarantee

In addition, as a condition for signing the contracts, the Company contracted a guarantee with coverage of US$180 as at December 31, 2021. These insurance contracts guarantee compensation, up to the amount established in the policy, for any losses arising from non-compliance of the contractual obligations assumed by Vale in the concession contracts.

Accounting policy

Concessions – Railway concessions liabilities consist of the following future payments discounted at present value: (i) fixed payments for the concession; (ii) amounts expected to be disbursed for constructing railways and infrastructure; (iii) cost of acquiring equipment to be made available for the granting authority; and (iv) other miscellaneous obligations and commitments that complement the early extension of the railway concessions agreement.

Grant payments are discounted using the regulatory weighted average cost of capital (“WACC”), which is the interest rate explicit in the concession agreement as determined by the ANTT, and payments related to other investment obligations are discounted at an incremental rate to reflect the time value of money, that is, a risk-free interest rate applicable to the economic environment in which the Company operates and with terms and conditions equivalent to the obligations assumed.

The amounts payable in relation to the concession granted accounted for as intangible in accordance with the accounting policy, disclosed in note 17.

35

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15.	Investments in subsidiaries, associates, and joint ventures

			Investments in associates and joint ventures		Equity results in the income statement			Dividends received
			December 31,		Year ended December 31,			Year ended December 31,
Associates and joint ventures	% ownership	% voting capital	2022	2021	2022	2021	2020	2022	2021	2020
Iron Solutions
Baovale Mineração S.A.	50.00	50.00	24	21	3	4	1	-	1	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	80	51	37	46	8	17	33	34
Companhia Hispano-Brasileira de Pelotização	50.89	50.00	48	38	18	1	11	6	7	27
Companhia Ítalo-Brasileira de Pelotização	50.90	50.00	62	48	31	40	10	24	23	23
Companhia Nipo-Brasileira de Pelotização	51.00	50.00	145	129	52	40	8	59	8	32
MRS Logística S.A.	48.16	47.09	509	418	81	75	34	14	9	22
Samarco Mineração S.A. (note 25)	50.00	50.00	-	-	-	-	-	-	-	-
VLI S.A.	29.60	29.60	428	408	(9)	(40)	(22)	-	-	2
			1,296	1,113	213	166	50	120	81	140
Energy Transition Materials
Korea Nickel Corp.	25.00	25.00	-	17	3	1	-	-	-	-
			-	17	3	1	-	-	-	-
Other
Aliança Geração de Energia S.A.	55.00	55.00	340	367	31	53	28	34	25	24
Aliança Norte Energia Participações S.A.	51.00	51.00	106	105	(7)	(4)	(8)	-	-	-
California Steel Industries, Inc.	50.00	50.00	-	-	-	228	(7)	65	84	-
Companhia Siderúrgica do Pecém	50.00	50.00	-	99	-	56	(131)	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	-	-	-	(5)	(3)	-	-	9
Other			56	50	6	(1)	(5)	-	-	-
			502	621	30	327	(126)	99	109	33
Equity results in associates and joint ventures			1,798	1,751	246	494	(76)	219	190	173
Other results in associates and joint ventures			-	-	59	(1,765)	(944)	-	-	-
Equity results and other results in associates and joint ventures			1,798	1,751	305	(1,271)	(1,020)	219	190	173

36

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Changes in the year

	Notes	2022	2021
Balance at January 1,		1,751	2,031
Capital contribution to CSP		-	42
Equity results in income statement		246	494
Dividends declared		(186)	(228)
Translation adjustment		116	(128)
Impairment of CSP	16(d)	(111)	-
Transfer the equity results to discontinued operations	16(a)	-	(26)
Transfer of CSI to assets held for sale	16(c)	-	(377)
Other		(18)	(57)
Balance at December 31,		1,798	1,751

Capital reduction in a foreign subsidiary – In August 2022, the Company approved a capital reduction in the amount of US$1,500 of Vale International SA (“VISA”), a wholly-owned foreign subsidiary, leading to a reduction in the absolute value of the investment held by the Parent Company, leading to a gain of US$1,543 presented as “Other financial items, net” (note 6). The remaining balance of cumulative translation adjustments of VISA represents US$4,623 as at December 31, 2022.

In December 2021, the Company approved a capital reduction in the amount of US$3,000 in VISA, generating a gain of US$2,413 related to the reclassification of the cumulative translation adjustments of this investment, recorded in the equity to the income statement for year ended December 31, 2021, presented as “Other financial items, net” (note 6).

b) Summarized financial information

The summarized financial information about relevant associates and joint ventures for the Company are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies and using the most recent financial information available adjusted for the effects of significant transactions or events that occur between the date of the financial information and the date of the Company’s financial statements. The summarized financial information about Samarco is presented in note 25.

	December 31, 2022
	Aliança Geração de Energia	Aliança Norte Energia Participações	CSP	Pelletizing plants (i)	MRS Logística	VLI S.A.
Current assets	140	-	827	497	387	760
Non-current assets	921	209	2,709	328	2,398	3,649
Total assets	1,061	209	3,536	825	2,785	4,409

Current liabilities	161	-	491	164	509	810
Non-current liabilities	282	1	2,450	1	1,219	2,153
Total liabilities	443	1	2,941	165	1,728	2,963
Equity	618	208	595	660	1,057	1,446

Net revenue	215	-	2,399	420	1,083	1,376
Net income (loss)	57	(13)	387	272	169	(29)

	December 31, 2021
	Aliança Geração de Energia	Aliança Norte Energia Participações	CSP	Pelletizing plants (i)	MRS Logística	VLI S.A.
Current assets	112	-	566	425	497	494
Non-current assets	824	206	2,615	267	1,910	3,550
Total assets	936	206	3,181	692	2,407	4,044

Current liabilities	46	-	438	166	447	580
Non-current liabilities	223	-	2,545	1	1,092	2,085
Total liabilities	269	-	2,983	167	1,539	2,665
Equity	667	206	198	525	868	1,379

Net revenue	185	-	2,242	396	820	1,109
Net income (loss)	96	(7)	891	250	155	(136)

(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização.

37

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	100.0%	100.0%	0.0%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	44.3%	44.3%	55.7%
Vale Holdings B.V.	Netherlands	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing plant	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing plant	70.0%	70.0%	30.0%
Associates and joint ventures
Aliança Geração de Energia S.A.	Brazil	Energy	55.0%	55.0%	45.0%
Aliança Norte Energia Participações S.A.	Brazil	Energy	51.0%	51.0%	49.0%
Companhia Coreano-Brasileira de Pelotização	Brazil	Pellets	50.0%	50.0%	50.0%
Companhia Hispano-Brasileira de Pelotização	Brazil	Pellets	50.9%	50.0%	49.1%
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pellets	50.9%	50.0%	49.1%
Companhia Nipo-Brasileira de Pelotização	Brazil	Pellets	51.0%	50.0%	49.0%
Samarco Mineração S.A.	Brazil	Pellets	50.0%	50.0%	50.0%
Companhia Siderúrgica do Pecém	Brazil	Steel industry	50.0%	50.0%	50.0%
Mineração Rio do Norte S.A.	Brazil	Bauxite	40.0%	40.0%	60.0%
MRS Logística S.A.	Brazil	Logistics	48.2%	47.1%	51.8%
VLI S.A.	Brazil	Logistics	29.6%	29.6%	70.4%

d) Noncontrolling interest

Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, of subsidiaries with material noncontrolling interest are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies .

	December 31, 2022
	PTVI	Vale Oman Pelletizing (note 16n)	Other	Total
Current assets	853	84	-	-
Non-current assets	2,147	581	-	-
Related parties – Shareholders	113	81	-	-
Total assets	3,113	746	-	-

Current liabilities	183	96	-	-
Non-current liabilities	249	149	-	-
Related parties – Shareholders	-	297	-	-
Total liabilities	432	542	-	-

Equity	2,681	204	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,492	61	(62)	1,491

Net income	181	29	-	-
Net income (loss) attributable to noncontrolling interests	101	9	(28)	82

Dividends paid to noncontrolling interests	-	12	-	12

38

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2021
	PTVI	Vale Moçambique	Vale Oman Pelletizing	Other	Total
Current assets	771	420	92	-	-
Non-current assets	1,875	195	633	-	-
Related parties – Shareholders	82	6	25	-	-
Total assets	2,728	621	750	-	-

Current liabilities	174	224	97	-	-
Non-current liabilities	70	74	157	-	-
Related parties – Shareholders	-	12,072	296	-	-
Total liabilities	244	12,370	550	-	-

Equity (negative reserves)	2,484	(11,749)	200	-	-
Equity (negative reserves) attributable to noncontrolling interests	1,383	(587)	60	(21)	834

Net income	198	326	27	-	-
Net income (loss) attributable to noncontrolling interests	110	(85)	8	(10)	23

Dividends paid to noncontrolling interests	18	-	12	-	30

Accounting policy

Subsidiaries – The Company consolidates all entities over which it has control, that is, when: (i) the Company is exposed or has rights over variable returns from its involvement with the investee; and (ii) has the ability to direct the investee’s significant activities. Subsidiaries are fully consolidated from the date on which control is acquired by the Company. Consolidation is interrupted from the date on which the Company ceases to have control over the investee.

Transactions with noncontrolling interests – Investments held by other investors in Vale’s subsidiaries are classified as noncontrolling interests (“NCI”). The Company treats transactions with noncontrolling interests as transactions with the Company’s shareholders. For purchases or disposals of non-controlling interests, the difference between the consideration paid and the book value of the acquired portion of the subsidiary's net assets is recorded directly in equity under “Acquisitions and disposals of non-controlling interests”.

Loss of control – When the Company ceases to have control, any interest retained in the entity is remeasured at its fair value, with the change in the carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income are reclassified to the income statement.

Investments in associates and joint arrangements – Associates are all entities over which the Company has significant influence, but not control, generally through an equity interest of 20% to 50% of the voting rights. If the equity interest in the associate is reduced, but significant influence is retained, only a proportionate portion of the amounts previously recognized in other comprehensive income will be reclassified to profit or loss, when appropriate. Dilution gains and losses, incurred on interests in associates, are recognized in the income statement.

Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations. Accordingly, the assets, liabilities, income and expenses related to the joint operation are recorded individually in the financial statements.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company investment in joint ventures includes the goodwill identified in the acquisition, net of any impairment loss. The Company interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company's reserves. When the Company’s interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

39

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In addition, the financial information of associates and joint ventures used to account for their impact in these financial statements may differ from the stand-alone financial statements of those entities due to adjustments to Vale's accounting policy and the length of the reporting periods.

40

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Cumulative translation adjustments - IAS 21 defines that exchange differences arising from transactions and balances of foreign operations are recognized in other comprehensive income and accumulated in equity until this operation is fully or partially disposed. “Partial disposal” of an investment can be interpreted as (i) reduction in the percentage of equity interest; or (ii) reduction in the absolute value of the investment through the reduction of the investee's capital, even if the investor’s percentage of ownership interest is not changed. Therefore, there is an accounting policy choice regarding the definition of partial disposal.

Thus, the Company has determined as its accounting policy that a capital reduction in an investment in a foreign operation should be treated under the absolute value approach as described in ii) above. Therefore, the exchange differences recorded in equity are reclassified to the income statement in the same proportion as the reduction in the net investment held in the foreign operation.

Critical accounting estimates and judgments

Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has either control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of these entities. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties.

Vale and Sumitomo Metal Mining Co. Ltd. (“SMM”) own a 44.3% and 15% equity interest in PT Vale Indonesia Tbk (“PTVI”), respectively, for a total of 59.3% interest in PTVI. Vale and SMM have a Shareholders' Agreement ("Block voting agreement"), establishing that SMM will follow Vale's guidelines in decision-making on financial and operational matters relevant to the management of PTVI and, therefore, the Company consolidates PTVI in its financial statements.

16.	Acquisitions and divestitures

Effects on the balance sheet

	December 31, 2022	December 31, 2021
	Total	Coal (Discontinued operation)	Manganese assets	CSI	Other	Total
Assets
Accounts receivable	-	-	11	-	-	11
Inventories	-	167	12	-	-	179
Taxes	-	364	17	-	-	381
Investments	-	-	-	377	-	377
Property, plant and equipment	-	-	-	-	6	6
Other assets	-	21	1	-	-	22
Total Assets	-	552	41	377	6	976
Liabilities
Suppliers and contractors	-	110	10	-	-	120
Other liabilities	-	232	3	-	-	235
Total liabilities	-	342	13	-	-	355

41

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Effects on the income statement

		Year ended December 31, 2022
	Cumulative translation adjustments				Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	16(b)	37	-	37	1,121	-
California Steel Industries	16(c)	-	150	150	-	142
Companhia Siderúrgica do Pecém (i)	16(d)	-	-	-	-	(135)
Manganese	16(e)	-	-	-	(10)	-
Other		28	-	28	-	(9)
		65	150	215	1,111	(2)
Discontinued operations (Coal)	16(a)	3,072	-	3,072	(589)	-
		3,137	150	3,287	522	(2)

(i)	Includes impairment of the investment in the amount of US$111 and a provision for accounts receivable with CSP in the amount of US$24.

	Year ended December 31, 2021
	Cumulative translation adjustments				Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	16(b)	-	-	-	(78)	-
Vale Nouvelle-Calédonie S.A.S.	16(f)	1,132	-	1,132	(98)	-
Vale Shipping	16(g)	771	-	771	-	-
Manganese	16(e)	-	-	-	(35)	-
Other		9	-	9	-	(75)
		1,912	-	1,912	(211)	(75)
Discontinued operations (Coal)	16(a)	424	-	424	(3,282)	-
		2,336	-	2,336	(3,493)	(75)

		Year ended December 31, 2020
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment of non-current assets	Equity results and other results in associates and joint ventures
Vale Nouvelle-Calédonie S.A.S.	16(f)	-	-	-	(882)	-
VLI	16(h)	-	-	-	-	172
Biopalma	16(i)	-	-	-	(125)	-
Longyu	16(j)	-	116	116	-	-

Manganese	16(e)	-	-	-	(76)	-
Other		-	19	19	-	(11)
		-	135	135	(1,083)	161
Discontinued operations (Coal)	16(a)			-	(935)
		-	135	135	(2,018)	161

a)    Discontinued operations (Coal) - The Company has metallurgical and thermal coal mining and processing operations through Vale Moçambique S.A. (“Vale Moçambique”) which was a company controlled by Vale, that had a non-controlling interest held by Mitsui & Co. Ltd. (“Mitsui”). Coal products are transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor (“NLC”), which was a joint venture between Vale and Mitsui. The NLC’s main assets are the railways and port concessions located in Mozambique and Malawi.

As part of the sustainable mining strategic agenda, the Company announced in 2021 its intention to divest from coal assets. To achieve this objective, it was necessary to carry out the corporate reorganization through the acquisition of the interests held by Mitsui in these assets, which, upon completion, allowed an agreement with Vulcan Minerals (“Vulcan”), for the sale of all coal assets.

42

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Following the signing of the agreement in December 2021, the Company started to treat coal as a discontinued operation. Below is a summary of the main events:

43

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Acquisition of non-controlling interest in Vale Moçambique

On June 22, 2021, the Company acquired 15% interest held by Mitsui in Vale Moçambique for an immaterial consideration, which resulted in a loss of US$331 (R$1,666 million) due to the negative reserves of Vale Moçambique at the conclusion of the transaction. This transaction with non-controlling interests was recognized in the equity as “Acquisition and disposal of non-controlling interest”. After the acquisition of the interests previously held by Mitsui, the Company holds 95% of the share capital of Vale Moçambique and the remaining interest is held by the government of Mozambique.

Business combinations – NLC

The Company also concluded the acquisition of NLC’s control on June 22, 2021, through the disbursement of US$2,517 to settle NLC’s loans with third parties (“Project Finance”), satisfying all conditions for acquiring the additional 50% held by Mitsui. Therefore, the Company started consolidating the NLC’s assets and liabilities on its balance sheet.

Following the closing, the Company assessed the fair value of the acquired business, resulting in a loss of US$771 on the fair value of the loans receivable from NLC, presented as “Impairment and disposals of non-current assets, net” in the loss of discontinued operations for the year ended December 31, 2021. The loss recognized was due to the decrease in the long-term price assumption for both metallurgical and thermal coal as well as the reduction in the expected production to reflect the operational challenges to reach the ramp-up of the coal business.

The fair values of identifiable assets acquired, and liabilities assumed as a result of the NLC’s acquisition were as follows:

June 22, 2021
Acquired assets
Cash and cash equivalents	172
Inventory, recoverable tax, and other assets	423
Intangible	2,219
Property, plant, and equipment	1,363
Assumed liabilities	(158)
Net identifiable assets acquired	4,019
Fair value adjustments (i)	(1,590)
Total identifiable net assets at fair value	2,429

Pre-existing relation (Loans receivable from NLC)	859
Loss on pre-existing relation	(771)
Total identifiable net assets at fair value	2,517

Cash consideration	2,517
(-) Balances acquired
Cash and cash equivalents	172
Net cash outflow	2,345

(i)	Of this amount, US$441 was allocated to property, plant, and equipment and US$791 was allocated to intangible and the remaining amount was allocated to other assets.

Fair value adjustments

Following the decision to divest from the coal segment, the Company initiated interactions with potential interested parties in acquiring these assets, and the negotiations that were underway at the time, resulted in the decision to provision in full the book value of these assets, mainly due to the difficulties to prove the expected productivity levels of metallurgical coal and thermal coal, due to the delays that occurred to implement the mining plan and the strategy for the plant to reach the ramp-up of the asset. The Company recorded the impact of US$2,511 in the net income from discontinued operations for the year ended December 31, 2021, presented as “Impairment and disposal of non-current assets”.

Binding agreement with Vulcan Minerals (“Vulcan”)

In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly Vulcan Minerals - “Vulcan”) for the sale of these assets. Under the sale agreement Vulcan has committed to pay the gross amount of US$270, in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions and so, due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred. Up to this date, the Company has not recognized any gain in relation to these royalties.

44

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In April 2022, the transaction was completed and the Company recorded a net income from discontinued operations of US$2,060 for the year ended December 31, 2022, which is mainly driven by the reclassification of the cumulative translation adjustments of US$3,072, from the equity to the income statement, which was partially offset by the derecognition of noncontrolling interest of US$585 due to the deconsolidation of the coal assets. Additionally, until the closing of the transaction, the Company recorded losses of US$589 due to the impairment of assets acquired in the period and working capital adjustments. These effects are presented below:

Net income and cash flows from discontinued operations

	2022	2021	2020
Net income from discontinued operations
Net operating revenue	448	1,083	473
Cost of goods sold and services rendered	(264)	(1,386)	(1,475)
Operating expenses	(13)	(33)	(43)
Impairment and disposals of non-current assets, net	(589)	(3,282)	(935)
Operating loss	(418)	(3,618)	(1,980)
Cumulative translation adjustments (i)	3,072
Other financial results, net	(7)	447	2
Derecognition of noncontrolling interest	(585)
Equity results in associates and joint ventures		(26)	(43)
Net income (loss) before income taxes	2,062	(3,197)	(2,021)
Income taxes	(2)	821	297
Net income (loss) from discontinued operations	2,060	(2,376)	(1,724)
Loss attributable to noncontrolling interests	-	(85)	(347)
Net income (loss) attributable to Vale's shareholders	2,060	(2,291)	(1,377)

(i)	In 2021, the Company assessed that its Australian subsidiaries (part of the coal business), which were no longer operational, were considered "abandoned" under IAS 21 and, therefore, the Company recognized a gain related to the cumulative translation adjustments in the amount of US$424, which was reclassified to the net income as “Other financial items, net”.

	2022	2021	2020
Cash flow from discontinued operations
Operating activities
Net income (loss) before income taxes	2,062	(3,197)	(2,021)
Adjustments:
Equity results in associates and joint ventures	-	26	43
Depreciation, amortization and depletion	-	69	19
Impairment and disposals of non-current assets, net	589	3,282	935
Derecognition of noncontrolling interest	585	-	-
Financial results, net	(3,065)	(447)	(2)
Decrease in assets and liabilities	(130)	(49)	(29)
Net cash generated (used) by operating activities	41	(316)	(1,055)

Investing activities
Additions to property, plant and equipment	(38)	(194)	(203)
Acquisition of NLC, net of cash	-	(2,345)	-
Disposal of coal, net of cash	(65)	-	-
Other	-	70	74
Net cash used in investing activities	(103)	(2,469)	(129)

Financing activities
Payments	(11)	(13)	(15)
Net cash used in financing activities	(11)	(13)	(15)
Net cash used by discontinued operations	(73)	(2,798)	(1,199)

b)    Midwestern System – In April 2022, the Company entered into an agreement with J&F Mineração (“J&F”) for the sale of Vale’s iron ore, manganese and logistics assets in the Centro-Oeste System, through equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A.

45

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts that were deemed onerous contracts under the Company’s business model for the Midwestern System.

However, these offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of US$1,121 recorded as “Impairment reversal (impairment and disposals) of non-current assets, net”, of which US$214 relates to the property, plant and equipment and US$916 is due to the onerous contract liability, partially offset by losses in working capital adjustments at the closing of the transaction in the amount of US$9.

In July 2022, the Company completed the transaction and received US$140. With the disposal of the investment, the Company recorded a gain of US$37 related to the reclassification of the cumulative translation adjustments from the equity to the income statement, recorded in “Other financial items, net”.

c)    California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for US$437. In February 2022, the Company concluded the sale and recorded a gain of US$292, as “Equity results and other results in associates and joint ventures”, of which US$142 relates to a gain from the sale and US$150 is due to the reclassification of the cumulative translation adjustments from the equity to the income statement.

d)    Sale of Companhia Siderúrgica do Pecém (“CSP”) - In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP for approximately US$2,200. The completion of the transaction will be used in full on the prepayment of CSP’s outstanding net debt of approximately US$2,200, as the Company has already recognized an impairment loss of US$135 for the year ended December 31, 2022. The Company does not expect any material impact at closing, which is expected to occur in the first quarter 2023, subject to customary regulatory approvals.

e)    Manganese

Operations in Minas Gerais - In January 2022, the Company completed the sale of its ferroalloys operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the state of Minas Gerais, to VDL Group (“VDL”) for a total consideration of US$40. As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for 2022 (2021: impairment of US$25).

Operations in Bahia - In 2020, the Company decided to shut down the Simões Filho operation, located in the State of Bahia, the plant was part of Vale Manganês business and produced manganese ferroalloys. In 2022, the Company signed a binding agreement with Minas Ligas for a partial sale of the assets of this plant for US$11, which resulted in an impairment loss of US$10 for the year ended December 31, 2022 (2021: US$10 and 2020: US$76).

f)     Vale Nouvelle-Calédonie S.A.S. (“VNC”) - In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources consortium. With the final agreement signed in March 2021, the Company recorded a loss in the amount of US$98, presented as “Impairment reversal (impairment and disposals) of non-current assets, net” in the income statement for the year ended December 31, 2021. The Company also recorded a gain of US$1,132 due to the cumulative translation adjustments reclassification from the equity to the income statement as “Other financial items, net

g)    Vale Shipping Holding Pte. Ltd (“VSH”) - In October 2021, the Company approved the liquidation of VSH, its wholly-owned subsidiary that owned and operated the Company's vessels. In November 2021, VSH made a repayment of capital to VISA and, as a result, the Company recognized a gain of US$771, presented as “Other financial items, net” arising from the reclassification of cumulative translation adjustments that was recorded in the Company’s equity to the income statement.

h)    Option exercised in VLI shares - In December 2020, BNDES Participações S.A. (“BNDESPar”), fully exercised its option contained in the Call Option Contract for shares issued by VLI S.A. (“VLI”). In this contract, BNDESPar was granted call options on VLI shares held by Vale of up to 8% of VLI's share capital. With the exercise of this option, Vale received US$241 and now holds 29.6% of VLI's total shares. This transaction resulted in a gain of US$172, recognized in the income statement as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2020.

i)     Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio (“Biopalma”)- In November 2020, the Company concluded the sale of Biopalma to Brasil Bio Fuels S.A. As a result of this transaction, a loss of US$125 was recognized in the income statement as “Impairment reversal (impairment and disposals) of non-current assets, net” for the year ended December 31, 2020.

j)     Henan Longyu Energy Resources Co., Ltd (“Longyu”) - In December 2019, the Company entered into an agreement to sell its 25% interest in Longyu, a company that operates two coal mines in China, for a total cash consideration of US$156. In 2020, the precedent conditions of the agreement were met, and the Company recognized a gain of US$116, recorded as “Equity results and other results in associates and joint ventures” due to the reclassification of cumulative translation adjustments to the Company’s equity.

46

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

k)    Divestment agreement in compliance with PT Vale Indonesia Tbk (“PTVI”) - Contract of Work - PTVI, a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses, expiring in December 2025. According to the agreement, PTVI must meet certain requirements to extend the period of the mining licenses beyond 2025, including the commitment to have Indonesian participants in its shareholding structure. Following this commitment, in June 2020, the Company signed together with Sumitomo Metal Mining Co., Ltd. (“SMM”), an agreement for the sale of 20% (14.9% from Vale and 5.1% from SMM) of their aggregate stake in PTVI to PT Indonesia Asahan Aluminium (“PT Inalum”), an Indonesia state-owned enterprise. In October 2020, the Company concluded the transaction and received a cash consideration of US$278. This transaction with non-controlling interests resulted in a loss of US$179, which was recognized in equity for the year ended December 31,2020. At the closing of the transaction, Vale and SMM which have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI, signed a block voting agreement, in which SMM is required to follow Vale’s vote on relevant operational and financial decisions concerning PTVI. Therefore, the Company continues consolidating PTVI in its financial statements.

l)     The Mosaic Company (“Mosaic”) - The Company held 34.2 million common shares of Mosaic, the financial instrument was measured at fair value through other comprehensive income. Thus, changes in the fair value of this investment were accumulated in the Company's equity. In November 2021, the Company sold the entire investment of Mosaic shares for the total amount of US$1,259 and the amount US$522 was reclassified from other reserves to retained earnings reserve and, therefore, did not result in an impact on the income statement for the year ended December 31, 2021.

m)  Minerações Brasileiras Reunidas S.A. (“MBR”) – Until December 2019, the Company held 98.3% of MBR’s share capital. In 2020, the Company purchased the remaining interest in MBR for a net consideration of US$107, therefore, the Company holds 100% of MBR’s share capital as at December 31, 2022.

n)    Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023 (subsequent event), OQ Group exercised a call option to sell its 30% noncontrolling interest held in VOPC. Upon closing of the transaction, which is expected to take place in the second quarter of 2023, Vale will acquire the remaining interest for approximately US$130. This transaction should not result in a material impact, which will be recognized in the equity as “Acquisition and disposal of non-controlling interest”. With the acquisition, Vale will hold 100% of VOPC's share capital.

Accounting policy

Business combinations - The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises (i) fair values of the assets transferred; (ii) liabilities assumed of the acquired business; (iii) equity interests issued to the Company; (iv) fair value of any asset or liability resulting from a contingent consideration arrangement, and (v) fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Discontinued operations - The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note.

When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest relating to a group disposal held for sale is presented in the equity and is not reclassified in the statement of financial position.

47

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

17.	Intangibles

	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance at December 31, 2020		3,298	5,391	76	531	9,296
Additions		-	431	47	-	478
Disposals		-	(7)	-	-	(7)
Amortization		-	(240)	(35)	-	(275)
Acquisition of NLC	16(a)	-	1,428	-	-	1,428
Impairment of discontinued operations	16(a)	-	(1,422)	-	-	(1,422)
Translation adjustment		(90)	(358)	(2)	(37)	(487)
Balance at December 31, 2021		3,208	5,223	86	494	9,011
Cost		3,208	6,332	516	494	10,550
Accumulated amortization		-	(1,109)	(430)	-	(1,539)
Balance at December 31, 2021		3,208	5,223	86	494	9,011
Additions		-	1,087	39	-	1,126
Disposals		-	(13)	-	-	(13)
Amortization		-	(229)	(43)	-	(272)
Translation adjustment		(19)	366	5	34	386
Balance at December 31, 2022		3,189	6,434	87	528	10,238
Cost		3,189	7,808	564	528	12,089
Accumulated amortization		-	(1,374)	(477)	-	(1,851)
Balance at December 31, 2022		3,189	6,434	87	528	10,238

a)	Concessions – Includes the EFC and EFVM operating concession agreements (note 14a).

b) Goodwill – Includes the goodwill derived from acquisition of iron ore and nickel businesses and the goodwill from the incorporation of Valepar into Vale in 2017. This goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns of the ferrous segment. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. Annually, the Company assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 19).

c) Research and development project - Refers to in-process research and development projects and patents identified in the business combination of New Steel Global N.V. acquired in 2019. The intangible assets of research and development are not subject to amortization until the operational phase is reached. Thus, the Company annually assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 19).

Accounting policy

Intangibles are carried at acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Railway concessions	5 to 37 years
Research and development project	19 years
Software	5 years

48

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.	Property, plant, and equipment

	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance at December 31, 2020		8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Additions (i)		-	-	-	-	-	185	-	5,316	5,501
Disposals		(13)	(32)	(69)	(2)	(9)	-	(4)	(63)	(192)
Assets retirement obligation		-	-	-	57	-	-	-	-	57
Depreciation, depletion and amortization		(436)	(475)	(664)	(450)	(166)	(171)	(264)	-	(2,626)
Acquisition of NLC	16(a)	235	140	102	-	318	33	2	92	922
Impairment	19	(11)	(7)	(11)	(21)	-	(13)	(7)	(60)	(130)
Impairment of discontinued operations (ii)	16(a)	(231)	(114)	(86)	-	(317)	(33)	(4)	(304)	(1,089)
Transfers to assets held for sale	16	(2)	-	(1)	-	-	-	-	(3)	(6)
Translation adjustment		(412)	(432)	(130)	(132)	(167)	(27)	(99)	(255)	(1,654)
Transfers		416	561	669	236	152	-	365	(2,399)	-
Balance at December 31, 2021		8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931
Cost		14,937	11,560	10,770	17,036	3,717	2,014	5,470	7,722	73,226
Accumulated depreciation		(6,800)	(4,328)	(6,027)	(9,294)	(1,383)	(477)	(2,986)	-	(31,295)
Balance at December 31, 2021		8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931
Additions (i)		-	-	-	-	-	77	-	5,496	5,573
Disposals		(22)	(24)	(19)	(3)	(7)	-	(2)	(144)	(221)
Assets retirement obligation		-	-	-	(562)	-	-	-	-	(562)
Depreciation, depletion and amortization		(409)	(478)	(700)	(436)	(160)	(185)	(301)	-	(2,669)
Impairment	19	56	34	64	39	-	-	21	-	214
Transfers to assets held for sale	16	(56)	(34)	(64)	(39)	-	-	(21)	-	(214)
Translation adjustment		308	340	102	(131)	159	26	43	39	886
Transfers		899	972	858	502	149	-	408	(3,788)	-
Balance at December 31, 2022		8,913	8,042	4,984	7,112	2,475	1,455	2,632	9,325	44,938
Cost		16,027	12,819	11,647	16,405	4,099	2,120	5,899	9,325	78,341
Accumulated depreciation		(7,114)	(4,777)	(6,663)	(9,293)	(1,624)	(665)	(3,267)	-	(33,403)
Balance at December 31, 2022		8,913	8,042	4,984	7,112	2,475	1,455	2,632	9,325	44,938

(i)	The additions are mainly related to the expansion of the Voisey’s Bay mine and the Salobo III project, Sol do Cerrado (solar energy plant) and the execution of the Capanema project. It also includes capitalized interest.
(ii)	The Company recognized an impairment loss of US$882 related to NLC assets for the year ended December 31, 2021.

Right-of-use assets (leases)

	December 31, 2021	Additions and contract modifications	Depreciation	Translation adjustment	December 31, 2022
Ports	680	23	(54)	8	657
Vessels	492	-	(44)	5	453
Pelletizing plants	215	20	(45)	14	204
Properties	84	22	(28)	9	87
Energy plants	49	-	(7)	(3)	39
Mining equipment and locomotives	17	12	(7)	(7)	15
Total	1,537	77	(185)	26	1,455

Lease liabilities are presented in note 23.

Accounting policy

Property, plant, and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

49

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	3 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Locomotives	12 to 25 years
Wagons	30 to 45 years
Railway equipment	5 to 37 years
Vessels	20 to 25 years
Other	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

Expenditures and stripping costs

(i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

(iv) Stripping Costs - The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposit. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

Leases - The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Company does not recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and/or leases of low-value assets. The payments associated to these leases are recognized as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Critical accounting estimates and judgments

50

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

19.	Impairment reversal (impairment and disposals) of non-current assets

The impairment reversal (impairment loss) recognized are presented below:

	Notes	2022	2021	2020
Midwestern System	16(b)	205	(78)	-
Manganese	16(e)	(10)	(35)	(76)
Vale Nouvelle-Calédonie S.A.S. ("VNC")	16(f)	-	(98)	(882)
Biopalma	16(i)	-	-	(125)
Impairment reversal (impairment) of non-current assets		195	(211)	(1,083)

Onerous contracts - Midwestern System	16(b)	916	(18)	-
Result of disposals of non-current assets		(338)	(197)	(225)
Result of disposals of non-current assets and other results		578	(215)	(225)
Impairment reversal (impairment and disposals) of non-current assets		773	(426)	(1,308)

The Company tested for impairment the cash generating units (“CGU”) for which a triggering event was identified and for goodwill. The recoverable amount of each CGU under the Company’s impairment test was assessed using the fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy, taking into consideration offers and purchase agreements, if applicable.

The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk. The Company used its weighted average cost of capital (“WACC”) as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Climate change

As outlined in note 2, the potential financial impacts on the Company of climate change and the transition to a low carbon economy have been considered in the assessment of the Company’s critical accounting estimates, which includes indicators of impairment, such as: (i) demand for the Company’s commodities decreasing, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change; and (ii) physical impacts related to risks resulting from increased frequency or severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns.

a) Impairment recorded on the sale of investments

In the past few years, the Company has divested non-strategic assets, as detailed in note 16 to these financial statements. These transactions resulted in material impacts on Vale's results, which were recorded under "Impairment reversal (impairment and disposals) of non-current assets, net", as summarized below:

•	Midwestern system (note 16b) – As a result of the agreement for the sale of these assets to J&F, the Company recorded a gain in the amount of US$1,121 due to the reversal of the impairment of property, plant and equipment, of which US$214 relates to the property, plant and equipment, and US$916 is due to the onerous contract, partially offset by losses of US$9 due to working capital adjustments at the closing of the transaction.

51

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

•	Manganese (note 16e) –The Company has entered into agreements to sell its manganese assets, resulting in an impairment loss of US$10 for the year ended December 31, 2022 (2021: US$35 and 2020 US$76).

•	VNC (note 16f) –As a result of the sale of this asset to Prony Resources, the Company recognized an impairment loss of US$98 for the year ended December 31, 2021 (2020: US$882).

•	Biopalma (note 16i)- In November 2020, the Company concluded the sale of this asset to Brasil Bio Fuels, resulting in an impairment loss of US$125 for the year ended December 31, 2020.

b) Impairment test for the goodwill and other intangibles (note 17)

Goodwill allocated to iron ore and pellet operations

	2022	2021
Carrying amount	US$1,367	US$1,278
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	6.4%	4.4%
Period of cash flow projections	2052	2051
Range of iron ore forecasted prices	US$/t 75 - 95	US$/t 80 - 90
Sensitivity of key assumptions	A 29% reduction in the long-term prices of all commodities or a 51% reduction in reserves would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.	A 29% reduction in the long-term prices of all commodities or a 52% reduction in reserves would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.

Goodwill allocated to nickel operations

	2022	2021
Carrying amount	US$1,822	US$1,930
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	4.5% - 5.3%	3.2% - 3.8%
Period of cash flow projections	2045	2045
Range of nickel forecasted prices	US$/t 21,000 – 24,000	US$/t 17,000 – 19,000
Sensitivity of key assumptions	A 23.7% reduction in the long-term prices of all commodities or an 8.4% reduction in volumes would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.	A 27.9% reduction in the long-term prices of all commodities or an 10.1% reduction in volumes would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.

Other intangibles - Research and development project

	2022	2021
Carrying amount	US$528	US$494
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognised.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognised.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	6.4%	4.4%
Period of cash flow projections	2052	2051
Sensitivity of key assumptions	A 77% reduction in in processing and beneficiating iron ore volumes would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.	A 80% reduction in processing and beneficiating iron ore volumes would, alone, result in estimated recoverable amount equal to the carrying value of this CGU.

Accounting policy

52

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation.

Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts.

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine whether an impairment trigger has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit.

These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

20.	Financial and capital risk management

The Company is exposed to several financial and capital risk factors that may impact its performance and equity position. The evaluation of the exposure to financial and capital risks is performed periodically to support decision making process regarding the risk management strategy.

The Company's policy aims at establishing a capital structure that will ensure the continuity of our business in the long term. Within this perspective, the Company has been able to deliver value to shareholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

The Board of Directors establishes and supervises the management of financial risks with the support of the Capital Allocation and Project Advisory Committee, which ensures that Company's financial activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and objectives.

The Company has developed its strategy through an integrated view of the risks to which it is exposed, considering not only the risk, generated by variables traded in the financial market (market risk) and the liquidity risk, but also the risk arising from obligations assumed by third parties to the Company (credit risk), among others.

53

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing, and investment activities. The financial instruments portfolio is reassessed monthly, allowing the monitoring of financial results and their impact on cash flow. The Company applies hedge accounting to its net investment in foreign operation and nickel and palladium revenue programs.

The Company does not have any derivatives increasing financial leverage beyond the nominal amount of its contracts. The Company contracts derivatives primarily for mitigation of market risks.

54

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Risks	Origin of the exposure	Management
Market Risk - Exchange Rate	Financial instruments and other financial liabilities that are not denominated in US$	Swap and forward operations
Market risk - Interest rate	Loans and financing indexed to different interest rates including, but not limited to, LIBOR and CDI	Swap operations
Market risk - Product and input prices	Volatility of commodity and input prices	Forward operations and option contracts
Credit Risk	Receivables, derivative transactions, guarantees, advances to suppliers and financial investments	Portfolio diversification and policies for monitoring counterparty solvency and liquidity indicators
Liquidity risk	Contractual or assumed obligations	Availability of revolving credit lines

a) Method and techniques for valuation of derivatives

The risk of the derivatives instruments is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business daytime horizon.

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the calculation dates. For the pricing options, the Company generally uses the Black & Scholes model. In this model, the fair value of the derivative is obtained as a function of the volatility and price of the underlying asset, the exercise price of the option, the risk-free interest rate and the term to maturity of the option. In the case of options where the result is a function of the average price of the underlying asset in a certain period of the option’s life, known as Asian options, the Company uses the Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black & Scholes model, the average price formation period is considered.

In the case of swaps, both the present value of the paying and receiving amounts are estimated by discounting the cash flows by the interest rates in the corresponding currencies. The fair value is obtained by the difference between the present value of the paying and receiving amounts of the swap in the reference currency. In the case of swaps linked to Brazilian long-term interest rate (“TJLP”), the fair value calculation considers the current TJLP, i.e., projections of future cash flows in reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the futures curves of the respective underlying assets. These curves are usually obtained from the exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodities Exchange (“COMEX”) or other market price providers. When there is no price for the desired maturity, the Company uses interpolations between the available maturities.

a.i) Effects of derivatives on the balance sheet

		December 31, 2022		December 31, 2021
	Reference	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	11	144	-	591
IPCA swap	20(b.i)	-	63	41	119
Dollar swap and forward transactions	20(b.i)	407	7	29	95
LIBOR swap	20(b.ii)	7	-	12	1
		425	214	82	806

Commodities price risk
Gasoil, Brent and freight	20(c)	78	56	8	2
Energy Transition Materials	20(d)	35	1	28	27
		113	57	36	29
Other	20(d)	-	5	13	-

Total		538	276	131	835

55

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.ii) Net exposure

	Reference	December 31, 2022	December 31, 2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	(133)	(591)
IPCA swap	20(b.i)	(63)	(78)
Dollar swap and forward transactions	20(b.i)	400	(66)
LIBOR swap (i)	20(b.ii)	7	11
		211	(724)
Commodities price risk
Gasoil, Brent and freight	20(c)	22	6
Energy Transition Materials	20(d)	34	1
		56	7

Other	20(d)	(5)	13

Total		262	(704)

(i)	In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. Vale is in negotiations with some financial institutions to replace the reference interest rate of its financial contracts from LIBOR to Secured Overnight Financing Rate ("SOFR"), with spread adjustments to match the transaction costs. The Company does not expect material impacts on the cash flows of these operations.

a.iii)       Effects of derivatives on the income statement

		Gain (loss) recognized in the income statement
		Year ended December 31,
	Reference	2022	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	394	(155)	(746)
IPCA swap	20(b.i)	74	28	(262)
Eurobonds swap		-	(28)	28
Dollar swap and forward operations	20(b.i)	628	(20)	(160)
LIBOR swap	20(b.ii)	34	16	(7)
		1,130	(159)	(1,147)

Commodities price risk
Gasoil, Brent and freight	20(c)	25	127	(134)
Energy Transition Materials	20(d)	18	(2)	10
		43	125	(124)

Other	20(d)	(19)	11	61
Total		1,154	(23)	(1,210)

a.iv)       Effects of derivatives on the cash flows

		Financial settlement inflows (outflows)
		Year ended December 31,
	Reference	2022	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	20(b.i)	(98)	(142)	(141)
IPCA swap	20(b.i)	56	(18)	-
Eurobonds swap		-	(29)	(6)
Dollar swap and forward operations	20(b.i)	164	(79)	(49)
LIBOR swap	20(b.ii)	46	(2)	-
Forwards (i)		(8)	-	-
		160	(270)	(196)
Commodities price risk
Gasoil, Brent and freight	20(c)	9	205	(206)
Energy Transition Materials	20(d)	10	-	8
		19	205	(198)
Other		-	-	68

Derivatives designated as cash flow hedge accounting
Nickel	20(e)	(277)	(67)	292
Palladium	20(e)	15	5	-
Coal		-	(70)	-
		(262)	(132)	292
Total		(83)	(197)	(34)
(i)	In June 2022, the Company implemented and already settle a protection program for treasury volatility related to tender offer transaction.

56

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Market risk - Foreign exchange and interest rates

The Company’s cash flow is exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, expenses and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar.

The Company implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations and other liabilities – mainly currency volatility. The hedges cover most of the debt denominated in Brazilian real. The Company uses swap and forward transactions to convert debt and financial obligations linked to Brazilian real into U.S. dollar, with volumes, flows and settlement dates similar to those of the debt instruments and financial obligations - or sometimes lower, subject to market liquidity conditions.

Hedging instruments with shorter tenors are renegotiated through time, so that their final maturity matches - or becomes closer - to the debt and financial obligations final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in the Company’s obligations, contributing to stabilize the cash disbursements in U.S. dollar.

b.i) Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to Brazilian Interbank Interest rate (“CDI”), TJLP and consumer price index (“IPCA”). In those swaps, the Company pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities. The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Index	Average rate	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023	2024	2025+
CDI vs. US$ fixed rate swap					(83)	(461)	(61)	27	(19)	(13)	(51)
Receivable	R$ 6,356	R$ 8,142	CDI	100.13%
Payable	US$ 1,475	US$ 1,906	Fix	1.80%

TJLP vs. US$ fixed rate swap					(50)	(130)	(37)	4	(6)	(7)	(37)
Receivable	R$ 814	R$ 1,192	TJLP +	1.05%
Payable	US$ 204	US$ 320	Fix	3.44%

					(133)	(591)	(98)	31	(25)	(20)	(88)

IPCA vs. US$ fixed rate swap					(63)	(118)	5	6	-	(10)	(53)
Receivable	R$ 1,294	R$ 1,508	IPCA +	4.54%
Payable	US$ 320	US$ 373	Fix	3.88%

IPCA vs. CDI swap					-	40	51	-	-	-	-
Receivable	-	R$ 769	IPCA +	0.00%
Payable	-	R$ 1,350	CDI	0.00%

					(63)	(78)	56	6	-	(10)	(53)

R$ fixed rate vs. US$ fixed rate swap					318	(62)	37	71	148	107	63
Receivable	R$ 20,854	R$ 5,730	Fix	7.48%
Payable	US$ 3,948	US$ 1,084	Fix	0.00%

Forward	R$ 4,342	R$ 6,013	B	5.39	82	(4)	127	13	67	12	3

					400	(66)	164	84	215	119	66

57

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	(83)	(430)	(777)
	US$ interest rate inside Brazil decrease	(83)	(133)	(189)
	Brazilian interest rate increase	(83)	(123)	(162)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	430	777

TJLP vs. US$ fixed rate swap	R$ depreciation	(50)	(99)	(148)
	US$ interest rate inside Brazil decrease	(50)	(56)	(61)
	Brazilian interest rate increase	(50)	(60)	(68)
	TJLP interest rate decrease	(50)	(56)	(63)
Protected item: R$ denominated debt	R$ depreciation	n.a.	99	148

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(63)	(140)	(217)
	US$ interest rate inside Brazil decrease	(63)	(74)	(86)
	Brazilian interest rate increase	(63)	(79)	(95)
	IPCA index decrease	(63)	(72)	(80)
Protected item: R$ denominated debt	R$ depreciation	n.a.	140	217

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	318	(573)	(1,463)
	US$ interest rate inside Brazil decrease	318	230	136
	Brazilian interest rate increase	318	146	(13)
Protected item: R$ denominated debt	R$ depreciation	n.a.	573	1,463

Forward	R$ depreciation	82	(85)	(253)
	US$ interest rate inside Brazil decrease	82	72	62
	Brazilian interest rate increase	82	65	48
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	85	253

b.ii) Protection program for LIBOR floating interest rate US$ denominated debt

The Company has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR in US dollar.

To reduce the cash flow volatility, swap transactions were implemented to convert interest rate indexed to LIBOR from certain debt instruments into fixed interest rate. In those swaps, the Company received floating rates and paid fixed rates in US$. In August 2022, this swap operations were terminated and Vale is currently in negotiations with some financial institutions to replace the reference interest rate of its financial contracts from LIBOR to SOFR, with spread adjustments to match the transaction costs. However, the Company has maintained its swap strategy for the remaining $150 of debt indexed to LIBOR.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Index	Average rate	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023
LIBOR vs. US$ fixed rate swap					7	11	46	1	7
Receivable	US$ 150	US$ 950	LIBOR	0.85%
Payable	US$ 150	US$ 950	Fix	0.85%
					7	11	46	1	7

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
LIBOR vs. US$ fixed rate swap	US$ LIBOR decrease	7	3	(1)
Protected item: LIBOR US$ indexed debt	US$ LIBOR decrease	n.a.	(3)	1

58

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Protection program for product prices and input costs

The Company is also exposed to market risks associated with the price volatility of commodities and inputs, especially freight and fuel costs. In line with its risk management policy, risk mitigation strategies involving commodities are used to reduce cash flow volatility. These mitigation strategies incorporate derivative instruments, predominantly forward, futures and options.

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023
Brent crude oil (bbl)
Call options	22,600,500	762,000	B	100	74	7	14	45	74
Put options	22,600,500	762,000	S	66	(51)	(2)	-	10	(51)

Forward Freight Agreement (days)
Freight forwards	2,085	330	B	13,765	(1)	1	(5)	2	(1)

					22	6	9	57	22

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	23	(183)	(548)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	183	548

Forward Freight Agreement (days)
Forwards	Freight price decrease	(1)	(7)	(14)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	7	14

Brent Crude Oil - To reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil for different portions of the exposure. The derivative transactions were traded over-the-counter and the protected item is part of the costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

In 2022, the Company extended, its brent crude oil hedge strategy for 2023 through options contracts on Brent Crude Oil, for different portions of the exposure, in order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility.

Freight derivative - To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of the costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight price changes. The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

59

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/tons)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023
Fixed price nickel sales protection (tons)
Nickel forwards	766	342	B	21,214	7	1	3	1	7

Hedge program for products acquisition for resale (tons)
Nickel forwards	384	1,206	S	28,657	(1)	(1)	7	1	(1)

					6	-	10	2	6

Option related to a Special Purpose Entity “SPE” (shares)
Call options	-	137,751,623	B	-	-	13	-	-	-

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Call options	746,667	729,571	S	233	(5)	(1)	-	3	(5)

					(5)	12	-	3	(5)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (tons)
Forwards	Nickel price decrease	7	1	(5)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	(1)	5

Hedge program for products acquisition for resale (tons)
Forwards	Nickel price increase	(1)	3	(6)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	(3)	6

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(5)	(12)	(22)

Fixed price sales protection - The Company started an operational program to protect nickel sales, converting fixed price commercial contracts with customers to floating price, therefore maintaining the Company’s exposure to price fluctuations. The transactions usually carried out in this program are nickel purchases for future settlement.

Hedge program for products acquisition for resale - The Company started a hedge program with forward transactions with the objective of reducing the risk of price mismatch between the period of purchase and sale of products to third parties.

Option related to a Special Purpose Entity “SPE” - The Company acquired in January 2019 a call option related to shares of certain special purpose entities, which are part of a wind farm located in Bahia, Brazil. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with an SPE, supplied by this wind farm.

Maturity occurred in July 2022, without exercising the option.

Embedded derivative (pellet price) in natural gas purchase agreement - The Company has a natural gas purchase agreement in which the amount charged to Vale changes based on the pricing level of the pellets sold by the Company to the market.

60

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Year ended December 31,
	2022	2021	2020
Net investments hedge	81	(118)	(578)
Cash flow hedge (Nickel and Palladium)	19	3	(105)

Net investment hedge - The Company uses hedge accounting for foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. With the hedge program, the Company's debt with third parties denominated in United States dollars and euros serves as a hedge instrument for investments in these subsidiaries. In March 2021, the Company redeemed all its euro bonds (note 10). As a result, the amount of debt designated as a hedge instrument for this investment is US$2,411 as at December 2022. As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars and euros is now partially recorded in other comprehensive income, as “Translation adjustments”.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/ton)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022	2023
Nickel Revenue Hedge Program
Forward	6,300	39,575	S	34,929	28	(26)	(277)	11	28
					28	(26)	(277)	11	28
Palladium Revenue Hedge Program
Call options	-	44,228	S	-	-	(1)	-	-	-
Put options	-	44,228	B	-	-	26	15	-	-
					-	25	15	-	-

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Probable	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Nickel Revenue Hedge Program
Options	Nickel price increase	28	(19)	(65)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	19	65

Cash flow hedge (Nickel) - To reduce the cash flow volatility due to nickel price fluctuations, the Company implemented the Nickel Revenue Hedge Program in 2019. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes.

The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Nickel price variation.

Cash flow hedge (Palladium) - To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program. The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the hedged items’ losses/gains due to palladium price changes.

The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Palladium price variation. In 2022, this program was concluded.

f) Credit risk management

The Company is exposed to credit risk that arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. The credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our portfolio risk at an acceptable level.

61

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

f.i) Accounts receivable portfolio

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil as the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. Historically, the expected credit loss on the Company’s accounts receivable portfolio is immaterial (note 11).

f.ii) Financial instruments, except for accounts receivable

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure. Furthermore, the Company controls the portfolio diversification and monitors different indicators of solvency and liquidity of the different counterparties that were approved for trading. The carrying amount of the financial assets that represent the exposure to credit risk is presented below:

	Notes	December 31, 2022	December 31, 2021
Cash and cash equivalents	23	4,736	11,721
Short-term investments	23	61	184
Restricted cash		77	117
Judicial deposits	28	1,215	1,220
Derivative financial instruments		538	131
Investments in equity securities	14	7	6
		6,634	13,379

f.iii) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	December 31, 2022		December 31, 2021
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	32	-	128	-
Aa2	342	5	285	15
Aa3	239	-	495	34
A1	1,746	98	1,145	3
A2	938	146	3,478	39
A3	918	63	1,518	20
Baa1	-	-	90	-
Baa2	7	-	10	-
Ba2 (i)	411	176	2,763	5
Ba3 (i)	164	55	1,988	-
Other	-	(5)	5	15
	4,797	538	11,905	131

(i)	A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

62

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The available revolving credit facilities are intended to assist short term liquidity management and to enable more efficiency in cash management and were provided by a syndicate of several global commercial banks. The Company has two revolving credit facilities, in the amount of US$5,000, for which US$3,000 have maturity date in 2024 and US$2,000 in 2026. As at December 31, 2022, these lines are undrawn.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments (hedge accounting).

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company has elected to adopt the new general hedge accounting model in IFRS 9 and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within "Unrealized fair value gain (losses)". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within "Cumulative translation adjustments". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year. An analysis of the impact if actual results are different from management's estimates is present under “Sensitivity analysis of derivative financial instruments”.

63

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21.	Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		December 31, 2022				December 31, 2021
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	23	4,736	-	-	4,736	11,721	-	-	11,721
Short-term investments	23	-	-	61	61	-	-	184	184
Derivative financial instruments	20	-	-	342	342	-	-	111	111
Accounts receivable	11	538	-	3,781	4,319	703	-	3,211	3,914
		5,274	-	4,184	9,458	12,424	-	3,506	15,930
Non-current
Judicial deposits	28	1,215	-	-	1,215	1,220	-	-	1,220
Restricted cash	32	77	-	-	77	117	-	-	117
Derivative financial instruments	20	-	-	196	196	-	-	20	20
Investments in equity securities	14	-	7	-	7	-	6	-	6
		1,292	7	196	1,495	1,337	6	20	1,363
Total of financial assets		6,566	7	4,380	10,953	13,761	6	3,526	17,293

Financial liabilities
Current
Suppliers and contractors	13	4,461	-	-	4,461	3,475	-	-	3,475
Derivative financial instruments	20	-	-	90	90	-	-	243	243
Loans, borrowings and leases	23	489	-	-	489	1,204	-	-	1,204
Liabilities related to the concession grant	14(a)	416	-	-	416	760	-	-	760
Other financial liabilities - Related parties	31	400	-	-	400	393	-	-	393
Contract liability and other advances		766	-	-	766	916	-	-	916
		6,532	-	90	6,622	6,748	-	243	6,991
Non-current
Derivative financial instruments	20	-	-	186	186	-	-	592	592
Loans, borrowings and leases	23	12,223	-	-	12,223	12,578	-	-	12,578
Participative shareholders' debentures	22	-	-	2,725	2,725	-	-	3,419	3,419
Liabilities related to the concession grant	14(a)	2,554	-	-	2,554	1,437	-	-	1,437
Financial guarantees	32	-	-	103	103	-	-	542	542
		14,777	-	3,014	17,791	14,015	-	4,553	18,568
Total of financial liabilities		21,309	-	3,104	24,413	20,763	-	4,796	25,559

b) Hierarchy of fair value

		December 31, 2022				December 31, 2021
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	23	61	-	-	61	184	-	-	184
Derivative financial instruments	20	-	538	-	538	-	118	13	131
Accounts receivable	11	-	3,781	-	3,781	-	3,211	-	3,211
Investments in equity securities	14	7	-	-	7	6	-	-	6
		68	4,319	-	4,387	190	3,329	13	3,532

Financial liabilities
Derivative financial instruments	20	-	276	-	276	-	835	-	835
Participative shareholders' debentures	22	-	2,725	-	2,725	-	3,419	-	3,419
Financial guarantees	32	-	103	-	103	-	542	-	542
		-	3,104	-	3,104	-	4,796	-	4,796

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the years presented.

64

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b.i) Changes in Level 3 assets and liabilities during the year

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2021	13	-
Gain and losses recognized in income statement	(13)	-
Balance at December 31, 2022	-	-

c) Fair value of loans and borrowings

Loans and borrowings are recorded at their contractual values. To determine the market values of these financial instruments traded in public markets, the closing market quotations on the balance sheet dates were used. The Company considers that for the other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	6,157	6,253	7,448	9,151
Debentures	233	225	387	387
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	278	278	354	449
R$, with fixed interest	2	2	13	-
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	11	11
Debt contracts in the international market in:
US$, with variable and fixed interest	4,266	4,391	3,615	3,231
Other currencies, with variable interest	9	9	87	54
Other currencies, with fixed interest	89	91	107	117
	11,034	11,249	12,022	13,400

Accounting policy

Classification and measurement - The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative shareholders’ debentures and Derivative financial instruments that are measured at FVTPL.

Fair value hierarchy - The Company classifies financial instruments within the fair value hierarchy as:

Level 1: The fair value of financial instruments traded in active markets (e.g. derivatives and publicly traded shares) is based on quoted market prices at the end of the financial statements period.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over the counter derivatives) is determined using valuation techniques that maximize the use of observable market data. If all significant data required for the fair value of an instrument are observable, the instrument is included in level 2.

65

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Level 3: If one or more of the significant data are not based on observable market data, the instrument is included in level 3. The fair value of derivatives classified as level 3 is estimated using discounted cash flows and option valuation models with unobservable inputs of discount rates, stock prices and commodity prices.

22.	Participative shareholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing shareholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization shareholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation related to the debentures will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative shareholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources.

The effects on the statement of income and on the balance sheet are shown below:

	December 31, 2022			December 31, 2021			December 31, 2020
	Average price (R$)	Financial income	Liabilities	Average price (R$)	Financial expense	Liabilities	Average price (R$)	Financial expense	Liabilities
Participative shareholders’ debentures	36.59	659	2,725	49.10	(716)	3,419	45.65	(1,565)	3,413

The Company made available for withdrawal as remuneration the following amounts, as disclosed on the “Shareholders’ debentures report” available on the Company’s website, which were not incorporated by reference:

	Availability date	Remuneration amount
Remuneration for the first half of 2022	October 3, 2022	137
Remuneration for the second half of 2021	April 1, 2022	234
Year ended December 31, 2022	-	371

Remuneration for the first half of 2021	October 1, 2021	225
Remuneration for the second half of 2020	April 1, 2021	193
Year ended December 31, 2021	-	418

Remuneration for the first half of 2020	October 1, 2020	79
Remuneration for the second half of 2019	April 1, 2020	104
Year ended December 31, 2020	-	183

Accounting policy

The participative shareholders’ debentures are measured at fair value through profit or loss based on the market approach, representing the amount that would be paid for the acquisition of these securities on the measurement date and, therefore, also implicitly includes the remuneration to the debenture holder. To calculate the fair value of the liabilities, the Company uses the weighted average price of the secondary market trades in the last month of period.

23.	Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)      Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

66

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2022	December 31, 2021
Debt contracts	11,181	12,180
Leases	1,531	1,602
Total of loans, borrowings and leases	12,712	13,782

(-) Cash and cash equivalents	4,736	11,721
(-) Short-term investments (i)	61	184
Net debt	7,915	1,877

(i)	Substantially comprises investments in exclusive investment fund, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

b)    Cash and cash equivalents

	December 31, 2022	December 31, 2021
R$	1,770	6,714
US$	2,798	4,769
Other currencies	168	238
	4,736	11,721

c)	Loans, borrowings, and leases

i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Quoted in the secondary market:
US$, Bonds	6.00%	-	-	6,157	7,448
R$, Debentures (ii)	10.09%	47	186	186	201
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.62%	46	95	232	259
R$, with fixed interest	3.04%	2	12	-	1
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	-	11	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	5.03%	54	479	4,212	3,136
Other currencies, with variable interest	4.10%	-	77	9	10
Other currencies, with fixed interest	3.59%	11	12	78	95
Accrued charges		147	158	-	-
		307	1,030	10,874	11,150

(i)	In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at December 31, 2022.
(ii)	The Company has debentures in Brazil with BNDES obtained for the Company's infrastructure investment projects.
(iii)	The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.59% per year in US$.

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2023	160	674
2024	611	662
2025	452	637
2026	847	609
2027	1,696	501
Between 2028 and 2030	2,825	1,267
2031 onwards	4,443	2,056
	11,034	6,406

(i)	Based on interest rate curves and foreign exchange rates applicable as at December 31, 2022 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4a) and interest coverage. The Company did not identify any instances of noncompliance as at December 31, 2022.

67

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Lease liabilities

	December 31, 2021	Additions and contract modifications	Payments (i)	Interest	Transfer to liabilities held for sale	Translation adjustment	December 31, 2022
Ports	713	23	(69)	29	(17)	11	690
Vessels	489	-	(63)	17	-	(2)	441
Pelletizing plants	225	20	(47)	11	-	13	222
Properties	103	22	(32)	3	-	9	105
Energy plants	59	-	(7)	3	-	(3)	52
Mining equipment and locomotives	13	12	(6)	2	-	-	21
Total	1,602	77	(224)	65	(17)	28	1,531
Current liabilities	174						182
Non-current liabilities	1,428						1,349
Total	1,602						1,531

(i)	The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the year ended December 31, 2022, 2021 and 2020 was US$367, US$395 and US$63, respectively.

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

	2023	2024	2025	2026	2027 onwards	Total	Average remaining term (years)	Discount rate
Ports	66	66	65	53	700	950	1 to 20	3% to 5%
Vessels	62	60	59	54	292	527	2 to 10	3% to 4%
Pelletizing plants	53	44	42	15	101	255	1 to 10	2% to 5%
Properties	36	25	15	14	31	121	1 to 7	2% to 6%
Energy plants	6	5	5	5	45	66	1 to 7	5% to 6%
Mining equipment	6	5	5	4	3	23	1 to 5	2% to 6%
Total	229	205	191	145	1,172	1,942

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs. The Company contracts derivatives to protect its exposure to changes in debt cash flows, changing the average cost of debts that have hedge derivatives contracted.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. In 2022, 7% (2021: 9%) of total interest incurred was capitalized (note 6). Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

The accounting policy applied to lease liabilities is disclosed in note 18.

68

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24.	Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 3 victims still missing, and caused extensive property and environmental damage in the region.

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

As a result of the dam failure, the Company has been recognizing provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society, as shown below:

	December 31, 2021	Operating expense	Monetary and present value adjustments	Disbursements	Translation adjustment	December 31, 2022
Global Settlement for Brumadinho
Payment obligations	1,427	-	113	(795)	137	882
Provision for socio-economic reparation and others	852	-	3	(72)	84	867
Provision for social and environmental reparation	705	-	59	(37)	50	777
	2,984	-	175	(904)	271	2,526
Commitments
Tailings containment and geotechnical safety	318	303	(1)	(80)	19	559
Individual indemnification	115	-	(4)	(74)	8	45
Other commitments	120	97	(5)	(35)	5	182
	553	400	(10)	(189)	32	786
Liability	3,537	400	165	(1,093)	303	3,312

Current liability	1,156					944
Non-current liability	2,381					2,368
Liability	3,537					3,312

Discount rate in nominal terms	8.08%					9.08%

(i)	The Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, humanitarian assistance, payroll, legal services, water supply, among others. In 2022, the Company incurred expenses in the amount of US$620 (2021: US$650).

a) Global Settlement for Brumadinho

The Global settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

For the measures (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

b) Provision for individual indemnification and other commitments

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

69

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

c) Contingencies and other legal matters

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to execute specific remediation and reparation actions. As a result of the Global Settlement, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. In the same year of 2021, the fulfilment of the Global Settlement was initiated, by Vale and other parties.

Collective Labor Civil Action

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay US$192 thousand (R$1 million) per fatality. Vale is defending itself in the lawsuits and considers that the likelihood of loss is possible.

U.S. Securities class action suit

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2023.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings filed by minority shareholders and a class association

In Brazil, Vale is name as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s non-controlling shareholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$345 (R$1,800 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$747 (R$3,900 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

70

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, SEC filed a suit against Vale alleging violations of U.S. securities laws due to Vale’s disclosures about its dam safety management, including the dam in Brumadinho. The SEC is seeking the imposition of civil monetary penalties, disgorgement and other relief within the SEC’s authority in a lawsuit filed in a federal court. Vale believes that its disclosures did not violate U.S. law and is contesting such allegations. On September 29, 2022, Vale served the SEC with its motion to dismiss the claim. The SEC’s deadline to serve Vale with its Opposition to the motion to dismiss is currently ongoing.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023 (subsequent event), after the Federal Supreme Court recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Decision of the Brazilian Office of the Comptroller General of the Union (“CGU”)

In October 2020, the CGU notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU concluded that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale US$16 (R$86 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management. Vale has submitted a request for reconsideration and considers the likelihood of loss for this amount is possible.

d) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

Critical accounting estimates and judgments

The provision for social, economic and environmental reparation may be affected by factors including, but not limited to: (i) changes in the current estimated market price of the direct and indirect cost related to products and services, (ii) changes in timing for cash outflows, (iii) changes in the technology considered in measuring the provision, (iv) number of individuals entitled to the indemnification payments, (v) resolution of existing and potential legal claims, (vi) demographic assumptions, (vii) actuarial assumptions, and (viii) updates in the discount rate.

Thus, the amounts actually incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used and which depend on several factors, some of which are not under the Company's control. These changes could result in a material impact on the amount of the provision in future periods. At each presentation date of its financial statements, the Company will reassess the main assumptions used in the preparation of projected cash flows and will adjust the provision, when applicable.

71

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25.	Liabilities related to associates and joint ventures

a) Samarco dam failure

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, releasing mine tailings downstream, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

Under the Framework Agreement, Samarco has primary responsibility for funding Renova Foundation’s annual calendar year budget for the duration of the Framework Agreement. However, to the extent that Samarco does not meet its funding obligations, Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s long-term cash flow generation.

b)	Changes on the provisions in the year

	December 31, 2021	Income statement	Monetary and present value adjustments	Disbursements	Translation adjustments	December 31, 2022
Renova Foundation reparation and compensation programs	2,910	110	243	(338)	199	3,124
De-characterization of the Germano dam	202	(21)	1	-	15	197
Liabilities	3,112	89	244	(338)	214	3,321

Current liabilities	1,785					1,911
Non-current liabilities	1,327					1,410
Liabilities	3,112					3,321

Discount rate in nominal terms	5.48% - 8.79%					6.20% - 9.51%

c)	Renova Foundation

In 2022 new court decisions were issued on individual compensation for the residents of the towns impacted by the dam failure, impacting the provisioning related to the Renova Foundation. These decisions mainly altered and expanded the number of types of damage, categories and amounts that can be compensated to the impacted towns. The increase in the provision is substantially a result of these judicial decisions.

d)        Germano Dam

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam failure. Due to the safety requirements set by the Brazilian National Mining Agency (“ANM”), Samarco prepared a project for the de-characterization of this dam, resulting in a provision for the de-characterization of the Germano tailings dam.

e)	Samarco’s working capital

72

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In addition to the provision, Vale made available the amount of US$21 for the year ended December 31, 2021 which was fully used to fund Samarco’s working capital and recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. In 2022, Vale was not required to fund Samarco’s working capital.

f)	Insurance

Since the Fundão dam failure, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. In 2021, the Company received payments in the amount of US$33, which was recorded as a gain in the income statement as “Equity results and other results in associates and joint ventures”. The Company did not receive any further insurance in 2022 and does not expect to receive any material amounts in the future.

g)	Judicial recovery of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which is held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In addition, the ongoing discussions in the context of the JR may lead to the loss of deductibility of part of the expenses incurred with the Renova Foundation and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. As at December 31, 2022, the exposure is US$1,620, of which US$571 are expenses already incurred and considered as part of the Company’s uncertain tax positions (note 8).

The Company is working with the perspective that the mechanisms resulting from the JR will continue allowing the deductibility of these expenses. However, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the deferred tax recognized by the Company.

h)	Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the USA against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the year were as follows:

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking US$29 billion (the effect for Vale would be 50% of this amount), which has been suspended from the date of ratification of the TacGov Agreement.

However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the two-year period ended September 30, 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the US$29 billion claim.

Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the US$29 billion Federal Public Prosecution Office claim. The goal in signing a potential agreement is to provide a stable framework for the execution of reparation and compensation programs.

The potential agreement is still uncertain as it is subject to conclusion of the negotiations and approval by the Company, relevant authorities and intervenient parties.

The estimate of the economic impact of a potential agreement will depend mainly on (i) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (ii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iii) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

73

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Therefore, until any revisions to the Programs are agreed, Renova Foundation will continue to implement the Programs in accordance with the terms of the Framework Agreement and the TacGov Agreement, for which the expected costs are reflected in the Company’s provision.

Criminal proceedings

In September 2019, the federal court dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

United Kingdom contribution claim

As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales (The “UK Claim”). The UK Claim includes only BHP and was filed on behalf of certain individuals and municipalities in Brazil only against BHP, for the allegedly damages caused by the Fundão dam failure.

In December 2022, BHP filed a contribution claim against Vale, requesting the Company to be responsible for the indemnification payments in the proportion to its interest held in Samarco. The Company believes that it is not subject to the jurisdiction of the English Court and it does not have any contractual obligation in relation to this matter, therefore, the Company has assessed the risk of loss as remote.

i)	Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of Samarco may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2022	December 31, 2021
Current assets	454	561
Non-current assets	2,748	2,921
Total assets	3,202	3,482

Current liabilities	10,808	10,902
Non-current liabilities	7,401	7,040
Total liabilities	18,209	17,942
Negative reserves	(15,007)	(14,460)

Net income (loss) for the year ended	11	(3,208)

Following the recent decision of the STF, as detailed in note 8(e), the Company expects that Samarco will also recognize a material liability in its financial statements and, therefore, it may impact Samarco’s ability to meet its cash obligations in the future. However, as described in its accounting policy, the Company does not have an obligation to provide funding to Samarco and it did not record a provision accordingly. Moreover, the Company already has a provision related to Renova Foundation and this matter does not have any impact in the existing provision recorded by Vale as at December 31, 2022.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to Renova Foundation requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) activity level of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

74

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

75

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

26.	Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In September 2020, the Federal Government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The law also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. As made available to competent bodies, a substantial part of the Company's de-characterization projects will be completed in a period exceeding the date established in the legislation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically unfeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of US$37 (R$192 million) to make investments in social and environmental projects over a period of 8 years.

In December 2022, the Federal Government published decree no. 11,310, which regulates dispositions of the National Dam Safety Policy, regulates dam supervision activities, establishes the competence to regulate the extension of the self-rescue zone for authorities acting in dam emergency situations, and presents guidelines on technical reports regarding the causes of a breach and other aspects of management of geotechnical structures. This decree also determined that companies must present guarantees for dams in an alert situation, however, the measures for measuring and executing these guarantees are still being discussed by the responsible public agencies and may result in a material impact on the value of the provision in future periods.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam failure (note 24) and, in compliance with Law 14.066, the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted at present value at a rate, which increased from 5.48% to 6.14%. Changes in the provisions are as follows:

	2022	2021
Balance at January 1,	3,523	2,289
Additional provision	72	1,725
Disbursements	(349)	(338)
Present value valuation	(121)	(36)
Translation adjustment	253	(117)
Balance at December 31,	3,378	3,523

Current liabilities	357	451
Non-current liabilities	3,021	3,072
Liabilities	3,378	3,523

Evacuation of communities

76

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In December 2022, Vale entered into an agreement to extinguish the Public Civil Action of the Nova Lima dam (B3/B4) in the amount of US$96 (R$500 million), part of which had already been registered by the Company in previous periods. Thus, the Company recorded an additional provision in the amount of US$57 (R$292 million) for the year ended December 31, 2022.

Additionally, the Company is defending itself in two public civil actions filed by the Public Prosecutor's Office of the State of Minas Gerais claiming injunctions and socio-economic damages arising from the evacuations of communities located within the self-rescue zones of the dams located in Ouro Preto (Doutor) and Barão de Cocais (Sul Superior). The Company assessed that the risk of loss is possible and, at this moment, it is not possible to reliably estimate the amount of a possible loss for the Company.

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of US$269 and US$376 for the year ended December 31, 2022 and 2021, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate		Cash flow maturity
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Liability by geographical area
Brazil	1,788	1,398	6.20%	5.48%	2096	2119
Canada	1,683	2,727	1.11%	0.00%	2148	2151
Oman	114	123	3.90%	3.03%	2035	2035
Indonesia	73	77	4.33%	4.20%	2061	2061
Other regions	145	255	1.84% - 2.00%	0.00% – 0.57%
	3,803	4,580

Provision changes during the year

	2022			2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance at January 1,	4,283	297	4,580	4,220	302	4,522
Adjustment to present value	20	7	27	110	19	129
Disbursements	(101)	(26)	(127)	(88)	(57)	(145)
Revisions on projected cash flows (i)	(646)	46	(600)	178	49	227
Transfer to assets held for sale	(49)	(2)	(51)	(50)	-	(50)
Translation adjustment	(41)	15	(26)	(87)	(16)	(103)
Balance at December, 31	3,466	337	3,803	4,283	297	4,580
Current	210	94	304	72	98	170
Non-current	3,256	243	3,499	4,211	199	4,410
Liability	3,466	337	3,803	4,283	297	4,580

(i)	Among other factors, includes the reduction in liability of US$870, due to the update in the discount rate of the asset retirement obligation in Canada, which increased from 0.00% to 1.11% for the year ended December 31, 2022.

Decommissioning plan and future use

The Company is subject to regulations, which provide for the obligation to decommission the assets that Vale operates at the end of their useful life. These obligations are regulated by the ANM at the federal level and by environmental agencies at the state level. Among the requirements, the decommissioning plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company.

In addition, the implementation and execution of future use projects, after the decommissioning, is not required by law. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates.  Any future commitments, if assumed by Vale, may result in material impact on the amount of the provision.

77

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

De-characterization of dam structures - The main critical assumptions and estimates applied in the de-characterization provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Asset retirement obligations - When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and it is depreciated over the useful life of the related mining asset.

The long-term liability is discounted at presented value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significantly impact the recorded provision. Therefore, the estimated costs for closure of the mining assets are deemed to be a critical accounting estimate and annually reviewed.

27.	Provisions

		Current liabilities		Non-current liabilities
	Notes	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Provisions for litigation	28	106	93	1,186	1,012
Employee post retirement obligation	29	66	99	1,260	1,533
Payroll, related charges and other remunerations		864	816	-	-
Onerous contracts	19	-	37	-	874
		1,036	1,045	2,446	3,419

Accounting policy

The long-term liability is discounted at presented value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability and the unwinds are recorded in the income statement and is reduced by payments. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

28.	Litigations

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

78

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at December 31, 2022 is US$498 (2021: US$402). This proceeding is fully guaranteed by a judicial deposit.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

The lawsuits related to Brumadinho event (note 24) and the Samarco dam failure (note 25) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	485	260	335	11	1,091
Additions and reversals, net	4	19	74	1	98
Payments	(10)	(22)	(57)	(5)	(94)
Indexation and interest	10	45	32	-	87
Acquisition of NLC	-	2	8	-	10
Discontinued operations - Coal	-	(2)	(8)	-	(10)
Translation adjustment	(33)	(18)	(26)	-	(77)
Balance at December 31, 2021	456	284	358	7	1,105
Current liabilities	14	22	56	1	93
Non-current liabilities	442	262	302	6	1,012
Balance at December 31, 2021	456	284	358	7	1,105
Additions and reversals, net	40	38	67	8	153
Payments	(40)	(67)	(56)	(1)	(164)
Indexation and interest	89	26	19	-	134
Transfer to held for sale	(1)	(7)	(2)	-	(10)
Translation adjustment	32	17	25	-	74
Balance at December 31, 2022	576	291	411	14	1,292
Current liabilities	18	21	65	2	106
Non-current liabilities	558	270	346	12	1,186
Balance at December 31, 2022	576	291	411	14	1,292

b)       Contingent liabilities

	December 31, 2022	December 31, 2021
Tax litigations	6,590	5,177
Civil litigations	1,270	1,503
Labor litigations	569	516
Environmental litigations	1,102	954
Total	9,531	8,150

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is considered possible are presented by nature as follows:

Tax proceedings (“CFEM”) - The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise out of a large number of assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of insurance and transportation costs indicated in the corresponding invoice payment of royalties on pellet sales and CFEM charges on the revenues provided by our subsidiaries abroad. The Company estimates the possible losses resulting from these proceedings to be US$1,831 (R$9,555 million) as at December 31, 2022 (2021: US$1,594 (R$8,893 million)).

Tax proceedings - PIS/COFINS - The Company is a party to several collections related to the alleged improper use of PIS and COFINS credits (federal taxes levied on the companies' gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. The Company is discussing the aforementioned charges related to credits determined as at 2002. The chances of loss related to these lawsuits classified as possible total US$1,720 (R$8,975 million) as at December 31, 2022 (2021: US$1,016 (R$5,667 million)).

79

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Tax proceedings - Tax on Services (“ISS”) - The Company is party to a number of administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities’ main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third parties asset management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As at December 31, 2022, the total amount of the possible loss is US$626 (R$3,268 million) (2021: US$526 (R$2,935 million)).

Tax proceedings - Value added tax on services and circulation of goods (“ICMS”) - Vale is engaged in several administrative and court proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) use of undue tax credit; (ii) failing to comply with certain accessory obligations; (iii) the Company is required to pay the ICMS on acquisition of electricity (iv) operations related to the collection of tax rate differential (“DIFAL”) and (v) incidence of ICMS on its own transportation. The total amount classified as a possible loss is US$558 (R$2,910 million) as at December 31, 2022 (2021: US$524 (R$2,923 million)).

Tax proceedings - Fines arising from offsets not approved for settlement of federal debts - Vale is a party to several assessments by the Brazilian Federal Revenue Service (“RFB”) referring to the imposition of fines of 50% on the value of compensation not approved for the settlement of federal debts. The RFB understands that these offsets were made with undue credits. The Company contests the aforementioned fines and also the non-approval of compensation in other proceedings. If the Company is successful in the proceedings in which the non-approval of the compensation is being discussed, the expectation is that the corresponding collection of fines will be cancelled. The constitutionality of the fine collection is discussed by another company in a leading case before the STF, and a favorable decision in this case will be applicable to all taxpayers who dispute this thesis. As at December 31, 2022, the total amount of fines imposed was US$524 (R$2,735 million) (2021: US$287 (R$1,604 million)).

Civil proceedings - Environmental licensing of the Company's operations in the State of Pará, Brazil- The Company is a party to several civil proceedings, which are not individually material. Among these processes, the Company is engaged on public civil actions brought by associations representing the Kayapó and Xikrin indigenous communities, in the state of Pará, which seek to suspend the Company’s environmental licenses for Onça Puma (nickel), Salobo (copper) and S11D (iron ore). Those associations claim, among other things, that during the environmental licensing process, the Company did not perform appropriate studies on the impacts from those operations over the surrounding indigenous communities, which were ordinarily processed and approved by the competent licensing bodies.

In 2022, the Company entered into an indemnity agreement with the indigenous communities Xikrin do Cateté and Kayapó (note 2), for social and economic compensation. However, the Company is still defending itself against the environmental claims, which likelihood of loss is deemed as possible, however, it is not yet possible to estimate the amount of a potential loss due to the interruption of these operations or any potential agreement to mitigate and compensate.

Civil proceedings– Environmental licensing of the Company's operations in the States of Minas Gerais and Espírito Santo, Brazil - The Company is a party to a public civil action filed by associations representing the owners of areas near to the Mar Azul, Tamanduá and Capão Xavier mines. The associations are requesting the cancellation of Vale's mining and environmental licenses to operate those mines, mainly claiming that the mining activities are contaminating the water springs in the region. Those mining operations are currently suspended, and the Company is defending itself against the lawsuit, which it believes that the likelihood of loss is possible, however, it is not yet possible to estimate the amount of a potential loss due to the interruption of these operations or any potential agreement to mitigate and compensate.

In addition, the Company is also a party to public civil actions filed by the Public Ministry of the State of Minas Gerais and by the municipality of Juceaba requesting the Company to stop disposing tailings at Maravilhas II and III dams (Vargem Grande complex), Forquilhas V (Fábrica complex) and Dam 7 (Viga mine). The Company believes that the likelihood of loss is possible, however, it is not yet possible to estimate the amount of a potential loss due to an interruption of these operations or any potential agreement to mitigate and compensate.

Labor litigations– Safety requirements at dams in the State of Pará, Brazil - In March 2022, the Labor Prosecutor's Office of the State of Pará filed two public civil actions requesting an indemnification payment of US$113 (R$590 million) and the adoption of several work safety measures related to the Mirim and Pera Jusante dams to restrict access only to the employees that are strictly necessary at the site. The Company believes that the likelihood of loss is possible.

Environmental litigations– Iron ore operations in Itabira - The Company is a party to several environmental proceedings, which are not individually material. Among these processes, the Company is a defendant in two separate actions brought by the municipality of Itabira, in the Brazilian state of Minas Gerais. In the first action, filed in August 1996, the municipality alleges that Vale iron ore operations have caused environmental and social harm, and claims damages with respect to the alleged environmental degradation, as well as the immediate restoration of the affected ecological complex and the performance of compensatory environmental programs in the region. In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses it has incurred in connection with public services rendered due to mining activities. The damages sought, as adjusted from the date of the claim, amount to approximately US$431 (R$2,249 million) (2021: US$345 (R$1,925 million)).

80

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Judicial deposits

	December 31, 2022	December 31, 2021
Tax litigations	945	957
Civil litigations	123	100
Labor litigations	134	141
Environmental litigations	13	22
Total	1,215	1,220

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.3 billion (R$12 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

e) Contingent Assets

Arbitration related to Simandou - In 2010, the Company acquired a 51% interest in BSG Resources Limited G ("BSGR"), which held concession rights and permits for iron ore exploration in the Republic of Guinea. In 2014, the Republic of Guinea revoked these concessions based on evidence that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on the Company’s part. The arbitral tribunal in London ruled in the Company’s favor and ordered BSGR to pay to the Company the amount of approximately US$2.1 billion (with interest and costs). BSGR went into administration in March 2018, and the Company has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR. The Company continues to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

Accounting policy

A provision is recognized when it is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

Contingent assets are disclosed when the related economic benefits are probable and are only recognized in the financial statements in the period in which their realization is virtually certain.

Critical accounting estimates and judgments

Litigations are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

29.	Employee benefits

a) Employee post retirement obligation

81

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - The Company's employees participating in Valia are associated, for the most part, with the Vale Mais plan, which has a defined benefit component (settled benefit from the former Defined Benefits Plan and specific benefit to cover death, disability retirement and sickness benefit) and defined contribution component (for programmable benefits). The Valiaprev plan is similar to the Vale Mais plan, with the exception of not having the benefit settled and the sickness benefit. Both Vale Mais and Valiaprev plans were overfunded as at December 31, 2022 and 2021.

Defined benefit plan (“Plano BD”) - The Plano BD is closed to new entrants since 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as at December 31, 2022 and 2021 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments. The contributions made by the Company finished in 2014. The “abono complementação” benefit was overfunded as at December 31, 2022 and 2021.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2022 and 2021.

The foreign plans are managed in accordance with their region. They are divided between plans in Canada, US A, UK and Indonesia. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2022 and 2021.

Employers’ disclosure about pensions and other post retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Evolution of present value obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2020	3,105	4,632	1,733
Service costs	10	68	1
Interest costs	196	122	33
Benefits paid	(235)	(257)	(56)
Participant contributions	-	(31)	-
Effect of changes in the actuarial assumptions	(330)	(246)	(261)
Translation adjustment	(208)	(10)	(23)
Transfer	295	(295)	-
Benefit obligation as at December 31, 2021	2,833	3,983	1,427
Service costs	45	40	13
Interest costs	325	39	60
Benefits paid	(534)	(58)	(57)
Participant contributions	-	(30)	-
Effect of changes in the actuarial assumptions	(784)	(109)	(343)
Translation adjustment	5	(5)	(24)
Other	-	-	(19)
Transfer	3,252	(3,252)	-
Benefit obligation as at December 31, 2022	5,142	608	1,057

ii. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2020	3,969	3,992	-
Interest income	253	102	-
Employer contributions	29	40	56
Benefits paid	(235)	(257)	(56)
Return on plan assets (excluding interest income)	(269)	181	-
Translation adjustment	(276)	2	-
Transfer	281	(281)	-
Fair value of plan assets as at December 31, 2021	3,752	3,779	-
Interest income	412	17	-
Employer contributions	45	14	57
Benefits paid	(534)	(58)	(57)
Return on plan assets (excluding interest income)	(752)	(31)	-
Translation adjustment	44	(9)	-
Transfer	3,373	(3,373)	-
Fair value of plan assets as at December 31, 2022	6,340	339	-

82

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Plans in Brazil
	December 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	876	-	-	864	-	-
Interest income	83	-	-	58	-	-
Changes on asset ceiling	(89)	-	-	16	-	-
Translation adjustment	54	-	-	(62)	-	-
Balance at end of the year	924	-	-	876	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,634)	(246)	(321)	(2,572)	(237)	(301)
Fair value of assets	3,558	101	-	3,448	94	-
Effect of the asset ceiling	(924)			(876)	-	-
Liabilities	-	(145)	(321)	-	(143)	(301)

Current liabilities	-	(3)	(16)	-	(40)	(5)
Non-current liabilities	-	(142)	(305)	-	(103)	(296)
Liabilities	-	(145)	(321)	-	(143)	(301)

	Foreign plan
	December 31, 2022				December 31, 2021
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Movements of assets ceiling
Balance at January 1,	44	-	-	-	-	-
Interest income	1	-	-	-	-	-
Changes on asset ceiling and onerous liability	160			44	-	-
Translation adjustment	(15)	-	-	-	-	-
Balance at December 31,	190	-	-	44	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,508)	(362)	(736)	(261)	(3,746)	(1,127)
Fair value of assets	2,782	238		305	3,685	-
Effect of the asset ceiling	(190)			(44)	-	-
Assets (liabilities)	84	(124)	(736)	-	(61)	(1,127)

Current liabilities	-	(7)	(40)	-	(7)	(47)
Non-current assets (liabilities)	84	(117)	(696)	-	(54)	(1,080)
Assets (liabilities)	84	(124)	(736)	-	(61)	(1,127)

	Total
	December 31, 2022			December 31, 2021
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	919	-	-	864	-	-
Interest income	84	-	-	58	-	-
Changes on asset ceiling	65	-	-	60	-	-
Translation adjustment	46	-	-	(63)	-	-
Balance at end of the year	1,114	-	-	919	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(5,142)	(608)	(1,057)	(2,833)	(3,983)	(1,428)
Fair value of assets	6,340	339	-	3,752	3,779	-
Effect of the asset ceiling	(1,114)	-	-	(919)	-	-
Assets (liabilities)	84	(269)	(1,057)	-	(204)	(1,428)

Current liabilities	-	(10)	(56)	-	(47)	(52)
Non-current assets (liabilities)	84	(259)	(1,001)	-	(157)	(1,376)
Assets (liabilities)	84	(269)	(1,057)	-	(204)	(1,428)

(i)	The pension plan asset is recorded as “Other non-current assets” in the balance sheet.

83

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iv. Costs recognized in the income statement

	Year ended December 31,
	2022			2021			2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	45	40	13	10	68	1	7	52	18
Interest expense	325	39	60	196	122	33	222	134	64
Interest income	(412)	(17)	-	(253)	(102)	-	(297)	(107)	-
Interest expense on effect of (asset ceiling)/ onerous liability	84	-	-	58	-	-	74	-	-
Total of cost, net	42	62	73	11	88	34	6	79	82

v. Costs recognized in the statement of comprehensive income

	Year ended December 31,
	2022			2021			2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(93)	(92)	(172)	(101)	(400)	(363)	(173)	(459)	(238)
Effect of changes actuarial assumptions	784	109	343	330	246	261	(118)	(271)	(243)
Return on plan assets (excluding interest income)	(752)	(31)	-	(269)	181	-	(114)	305	-
Change of asset ceiling	(65)	-	-	(60)	-	-	278	-	-
Other	(3)	-	-	(5)	3	(4)	-	9	11
Total	(36)	78	343	(4)	430	257	46	43	(232)
Deferred income tax	12	(26)	(102)	5	(130)	(83)	(15)	(12)	82
Others comprehensive income	(24)	52	241	1	300	174	31	31	(150)
Translation adjustments	(7)	(5)	(7)	7	8	17	41	28	25
Accumulated other comprehensive income	(124)	(45)	62	(93)	(92)	(172)	(101)	(400)	(363)

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - Lawsuits: issuance of periodic reports to the audit and Board of Directors, including the lawyers' analysis of the chances of success (remote, probable or possible), focusing on the administrative decision on provisions. Promote and monitor adaptations to new legal obligations and monitor compliance with established legal obligations. Due diligence of third parties from the perspective of the Integrity Program.

Actuarial - The annual actuarial evaluation of the benefit plans comprises the assessment of taxes, income and adequacy of the costing plans. Technical study of compliance with the assumptions adopted in the actuarial evaluation of benefit plans prepared by an external actuary, in accordance with current legislation. Monitoring of biometric, demographic and economic-financial assumptions.

Market – Technical allocation studies are carried out with the objective of evaluating investment portfolios of the different obligations of the plans and projecting the future result of these portfolios. Asset Liability Management studies are carried out for defined benefit type obligations (Asset Liability Management study), while for defined contribution type obligations there are efficient frontier studies (investment profiles) and glidepath (life cycles). Periodic monitoring of the plans' short-term market risk based on risk indicators (VaR - Value at Risk, Benchmark VaR, Maximum Drawdown, Stress Tests, among others).

Credit - Risk classification of securities from corporate and bank issuers based on quantitative and qualitative assessments of the credit risk of the issuer, the asset and its guarantees, from acquisition to maturity. This internal rating sensitizes provisions for credit risk losses, as well as verified defaults, in accordance with current legislation. Provisions for loan losses with participants are realized based on default verified in payments.

84

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Liquidity - Technical study of the liquidity of plans with defined benefit obligations, focusing on the long term, whose objective is to verify the sufficiency of the assets in fulfilling the plan's obligations. Monitoring of short-term liquidity with a focus on cash available to meet plan obligations for the coming years. The defined contribution bond portfolios (investment profiles and life cycles) have assets available for sale at any time in normal market situations.

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be analyzed accordingly. In the short term they may not be realized.

The following assumptions were adopted in the assessment:

	Brazil
	December 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	9.77% - 9.88%	10.66%	9.81% - 9.90%	8.62% - 8.82%	10.25%	8.68% - 8.86%
Nominal average rate to determine expense/ income	9.77% - 9.88%	10.66%	N/A	8.62% - 8.82%	10.25%	N/A
Nominal average rate of salary increase	3.50% - 5.36%	6.86%	N/A	3.25% - 5.32%	7.50%	N/A
Nominal average rate of benefit increase	3.50% - 4.02%	6.86%	N/A	3.25%	7.50%	N/A
Immediate health care cost trend rate	N/A	N/A	6.35%	N/A	N/A	6.35%
Ultimate health care cost trend rate	N/A	N/A	6.35%	N/A	N/A	6.35%
Nominal average rate of price inflation	3.50%	4.25%	3.50%	3.25%	5.00%	3.25%

	Foreign
	December 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	5.10%	5.10%	5.14%	2.84%	3.03%
Nominal average rate to determine expense/ income	2.84%	2.84%	3.03%	2.62%	2.62%
Nominal average rate of salary increase	3.23%	3.23%	N/A	3.28%	N/A
Nominal average rate of benefit increase	3.00%	3.00%	N/A	3.00%	N/A
Immediate health care cost trend rate	N/A	N/A	5.11%	N/A	5.11%
Ultimate health care cost trend rate	N/A	N/A	4.57%	N/A	4.57%
Nominal average rate of price inflation	2.06%	2.06%	N/A	2.10%	N/A

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	Brazil
	December 31, 2022
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	2,451	237	413
Assumptions made	10.83%	11.66%	10.86%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	2,845	257	320
Assumptions made	8.83%	9.66%	8.86%

	Foreign
	December 31, 2022
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	2,244	322	649
Assumptions made	6.11%	6.11%	6.14%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	2,799	403	832
Assumptions made	4.11%	4.11%	4.14%

85

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

viii. Assets of pension plans

Brazilian plan assets as at December 31, 2022 and 2021 includes respectively (i) investments in a portfolio of Vale’s share and other instruments in the amount of US$47 and US$50, which are presented as “Investments funds – Equity” and (ii) Brazilian Federal Government securities in the amount of US$4,214 and US$3,682, which are presented as “Debt securities governments” and “Investments funds – Fixed” Foreign plan assets as at December 31, 2022 and 2021 includes Canadian Government securities in the amount of US$454 and US$682, respectively.

ix. Overfunded pension plans

Assets by category are as follows:

	December 31, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	55	-	55	-	1	-	1
Equity securities	1,115	-	-	1,115	-	-	-	-
Debt securities - Corporate	1	367	-	368	1	74	-	75
Debt securities - Government	3,354	435	-	3,789	2,042	-	-	2,042
Investments funds - Fixed Income	1,040	133	-	1,173	1,910	175	-	2,085
Investments funds - Equity	455	1	-	456	452	-	-	452
International investments	23	231	-	254	91	-	-	91
Structured investments - Private Equity funds	-	188	240	428	-	129	103	232
Structured investments - Real estate funds	-	-	3	3	-	-	5	5
Real estate	-	-	293	293	-	-	212	212
Loans to participants	-		128	128	-	-	106	106
Total	5,988	1,410	664	8,062	4,496	379	426	5,301
Funds not related to risk plans (i)				(1,722)				(1,549)
Fair value of plan assets at end of year				6,340				3,752

(i)	Financial investments not related to coverage of overfunded pension plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2020	126	5	255	105	491
Return on plan assets	10	-	(15)	16	11
Assets purchases	-	-	4	67	71
Assets sold during the year	(25)	-	(14)	(74)	(113)
Translation adjustment	(8)	-	(18)	(8)	(34)
Balance as at December 31, 2021	103	5	212	106	426
Return on plan assets	(5)	(2)	15	26	34
Assets purchases	10	-	25	280	315
Assets sold during the year	(36)	-	(22)	(292)	(350)
Translation adjustment	4	-	14	8	26
Transfer	164	-	49	-	213
Balance as at December 31, 2022	240	3	293	128	664

x.	Underfunded pension plans

Assets by category are as follows:

	December 31, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	2	-	2	5	70	-	75
Equity securities	55	-	-	55	1,708	3	-	1,711
Debt securities - Corporate	-	24	-	24	-	556	-	556
Debt securities - Government	46	19	-	65	133	683	-	816
Investments funds - Fixed Income	40	-	-	40	38	-	-	38
Investments funds - Equity	7	6	-	13	3	173	53	229
Structured investments - Private Equity funds	-	-	8	8	-	-	181	181
Real estate	-	-	6	6	-	-	3	3
Loans to participants	-	-	1	1	-	-	1	1
Other	-	-	125	125	-	-	168	168
Total	148	51	140	339	1,887	1,485	406	3,778

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

86

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Private equity funds	Equity pool	Real estate	Loans to participants	Other	Total
Balance as at December 31, 2020	250	-	5	2	180	437
Return on plan assets	11	14	-	-	(14)	11
Assets purchases	28	39	-	-	-	67
Assets sold during the year	(108)	-	(1)	-	-	(109)
Translation adjustment	-	-	(1)	(1)	2	-
Balance as at December 31, 2021	181	53	3	1	168	406
Return on plan assets	1	-	-	-	(33)	(32)
Assets purchases	-	-	1	-	-	1
Assets sold during the year	(2)	-	(1)	-	-	(3)
Translation adjustment	(8)	-	(2)	-	(10)	(20)
Transfer between surplus and deficit plans	(164)	(53)	5	-	-	(212)
Balance as at December 31, 2022	8	-	6	1	125	140

xi. Disbursement of future cash flow

Vale expects to disburse US$61 in 2023 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	December 31, 2022
	Overfunded pension plans	Underfunded pension plans	Other benefits
2023	248	31	22
2024	252	30	24
2025	256	30	24
2026	259	29	26
2027	261	29	27
2028 and thereafter	1,326	138	153

b) Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$499, US$474 and US$416 for the years ended on December 31, 2022, 2021 and 2020, respectively.

c) Long-term incentive programs

For the long-term awarding of eligible executives, the Company compensation plans includes Matching program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep an employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they would lose its right of receiving the related award to be paid by Vale.

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, during a three-year vesting cycle, an award equivalent to the market value of a certain number of common shares and conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR") and Environmental, Social and Governance ("ESG") metrics. It is comprised of 75% of TSR metrics and 25% of ESG indicators and health and safety.

87

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) New accounting policy adopted in 2021

IFRS 2 defines that the accounting for share-based payments depends on the form of settlement of the plans, which can be “cash-settled” or “equity-settled”. When a plan is settled in cash, the payment obligation to the employee is recognized as a liability, which is updated to fair value recognized in the income statement at each reporting date and on the settlement date of the obligation. When the plan is settled with equity instruments, the fair value of the plan is calculated only on the grant date of the benefit and the fair value of the plan is recognized in the income statement for the year on a straight-line basis to equity over the period of service required.

Until December 2020, the long-term incentive programs for the Company's executives, were recorded as liabilities based on the practice adopted by the Company to settle its obligation related to these programs with cash payment instead of Vale’s shares for its executives.

On April 30, 2021, the modification of the Regulation of the Performance Share Unit program(“PSU”) was approved at the Ordinary and Extraordinary Annual General Meeting (“date of modification”), enabling the use of treasury shares of the Company to settle the obligation. Thus, the plans started to be treated as “equity-settled” and their fair value was remeasured on the modification date.

Remeasurement of the fair value of plans

The fair value of the Matching program was estimated using the Company's share price and ADR on the modification date, in the amount of R$109.02 and US$20.12 per share, respectively. The number of shares granted on the grant date for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively.

For the PSU, the program was remeasured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

2021
Granted shares	1,474,723
Date shares were granted	01/03/2021
VALE (BRL)	109.02
VALE ON (USD)	20.12
Expected volatility	39.00% p.y
Expected term (in years)	3
Expected shareholder return indicator	51.20%
Expected performance factor	60.96%

e) Measurement of the fair value of the 2022 plans

On March 30, 2022, a new cycle of the Matching program started and the Company estimates a fair value based on the prices of Company’s shares and ADRs on the share grant date of US$20.03 and R$95.87 per share. In relation to the 2022 cycle, the Company will grant 1,437,588 shares (2021: 1,046,255 shares).

During 2022, a new cycle of the PSU program has started as well and the Company will grant 1,709,955 shares (2021: 1,474,723 shares). The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

2022
Granted shares	1,709,955
Date shares were granted	01/03/2022
VALE (BRL)	78.00
VALE ON (USD)	13.81
Expected volatility	39.00% p.y.
Expected term (in years)	3
Expected shareholder return indicator	51.20%
Expected performance factor	53.08%

88

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Employee benefits

i. Current benefits – wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accrual basis.

ii. Current benefits – profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits – long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching and Performance Share unit (“PSU”) Programs) with the goal of encouraging employee retention and optimum performance. Share-based long-term compensation programs are equity-settled, under which the Company receives employee services as consideration for equity instruments. The fair value of employee services received in exchange for the grant of options is recognized as an expense. The total amount of expenses is recognized during the period in which the right is acquired; period during which the specific vesting conditions are met.

iv. Non-current benefits – pension costs and other post retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled into these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company recognizes the net defined benefit assets limited to the present value of the economic benefits available as refunds or reductions in future contributions, considering minimum funding requirements applicable. For underfunded plans, the Company recognizes net defined benefit liabilities. The gain or loss on recognition/remeasurement of these net assets/liabilities are recognized in income statement or in comprehensive income, when arising from the actuarial valuation.

Critical accounting estimates and judgments

Post retirement benefits for employees - The amounts recognized depend on several factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

89

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

30.	Equity

a) Share capital

As at December 31, 2022, the share capital was US$61,614 corresponding to 4,778,889,263 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	December 31, 2022
Shareholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,616,023,334	-	1,616,023,334
The Capital Group Companies, Inc	648,304,234	-	648,304,234
Previ	409,087,156	-	409,087,156
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	272,284,889	-	272,284,889
Free floating	2,867,055,366	-	2,867,055,366
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,483,078,700	12	4,483,078,712
Shares in treasury	295,810,551	-	295,810,551
Total capital	4,778,889,251	12	4,778,889,263

b) Cancellation of treasury shares

During 2022 and 2021, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital, as shown below. The effects were transferred in shareholders' equity as "Treasury shares used and cancelled", between the "Revenue reserve" and "Treasury shares".

	Number of canceled shares	Carrying amount
Cancellation approved on February 24, 2022	133,418,347	2,830
Cancellation approved on July 28, 2022	220,150,800	3,786
Year ended December 31, 2022	353,569,147	6,616

Cancellation approved on September 16, 2021	152,016,372	2,401
Year ended December 31, 2021	152,016,372	2,401

c)	Shares buyback program and treasury shares

During 2022 and 2021, the Board of Directors approved shares buyback programs for Vale’s shares, as described below.

	Total of shares repurchased		Effect on cash flows
	2022	2021	2022	2021
Shares buyback program for 470,000,000 shares (i)
Acquired by Parent	81,855,600	139,018,347	1,501	3,008
Acquired by wholly owned subsidiaries	96,959,900	152,166,153	1,750	2,538
	178,815,500	291,184,500	3,251	5,546

Shares buyback program for 500,000,000 shares (ii)
Acquired by Parent	87,779,900	-	1,375	-
Acquired by wholly owned subsidiaries	90,847,177	-	1,410	-
	178,627,077	-	2,785	-
Shares buyback program	357,442,577	291,184,500	6,036	5,546

(i)	On April 1, 2021, the Board of Directors approved the common shares buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. Continuing the previous program, the Board of Directors approved a new shares buyback program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs were concluded in 2022.
(ii)	On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs.

In February 2023 (subsequent event), the Company approved the transfer of 85 million shares from its wholly-owned subsidiaries to the Parent Company.

90

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Profit distribution

	2022	2021
Net income attributable to Vale's shareholders	18,788	22,445
Appropriation to legal reserve	(276)	(1,123)
Appropriation to tax incentive reserve	(1,157)	(2,581)
Net income after appropriations to legal reserve and tax incentive reserve	17,355	18,741
Reclassification of the fair value adjustment reserve (note 16l)	-	522

Minimum mandatory remuneration	4,386	4,542

Additional remuneration
from statutory reserve	-	1,476
from the net income for the year	437	7,326
Total additional remuneration	437	8,802

Total remuneration to shareholders	4,823	13,344

Appropriation to statutory reserve	8,821	7,395
Appropriation to retained earnings reserve	3,711	-

Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On February 16, 2023 (subsequent event), the Board of Directors approved the shareholder’s remuneration of US$1,569, of which US$1,132 is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and US$437 as an additional remuneration, recorded in equity as “Additional remuneration reserve”. The payment will be held in March 2023.

•	On December 1, 2022, the Board of Directors approved interest on capital to shareholders in the amount of US$254, as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. The payment will be held in March 2023.

•	On July 28, 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,000, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. It was fully paid in September 2022.

•	On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,500 as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. It was fully paid in March 2022.

•	In 2021, the Company approved and paid dividends and interest on capital to shareholders in the amount of US$9,844, as follows: (i) US$2,200, as approved by the Board of Directors on June 17, 2021; and (ii) US$7,644, approved by the Board of Directors on September 16, 2021. Of the total amount paid, US$4,542 was the minimum mandatory remuneration for the year ended December 31, 2021, US$1,476 was paid out the Company’s profits reserve and the remaining amount was paid as an anticipation of the income for the year ended December 31,2021.

•	On February 25, 2021, the Board of Directors approved the shareholder’s remuneration in the amount of US$3,972. Of the total amount, US$1,152 represented the minimum mandatory remuneration for 2020. The remaining amount of US$2,820 was approved as additional remuneration and was recorded in the equity as “Additional remuneration reserve. This amount was paid in full in March 2021.

91

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Profit reserves

	Legal reserve	Tax incentive reserve	Statutory reserve	Retained earnings reserve	Additional remuneration reserve	Total of profit reserves
Balance as at December 31, 2020	1,542	659	1,854	-	2,987	7,042
Allocation of income	1,123	2,581	7,395	-	3,500	14,599
Deliberated dividends and interest on capital of Vale's shareholders	-	-	(1,476)	-	(2,820)	(4,296)
Treasury shares cancellation	-	-	(2,401)	-	-	(2,401)
Translation adjustment	(142)	(157)	1,526	-	(469)	758
Balance as at December 31, 2021	2,523	3,083	6,898	-	3,198	15,702
Allocation of income	276	1,157	8,821	3,711	437	14,402
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(3,500)	(3,500)
Treasury shares cancellation	-	-	(6,616)	-	-	(6,616)
Transfers of reserves	-	3	(3)	-	-	-
Translation adjustment	165	173	249	(133)	302	756
Balance as at December 31, 2022	2,964	4,416	9,349	3,578	437	20,744

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Statutory reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital.

Retained earnings reserve – It is intended to be used in investments for capital expenditures as allowed by the Brazilian Corporate Law.

Additional remuneration reserve - Results from the remuneration proposed by Management that exceeds the mandatory minimum remuneration of 25% of the adjusted net income.

Accounting policy

Share capital and treasury shares - The Company holds shares in treasury for a future sale, cancellation or for the payment of the executives' long-term compensation programs. These shares are recognized in a specific account as a reduction of equity to the acquisition value and maintained at the cost of the transaction. Incremental costs directly attributable to the issue of new shares or options are recognized in equity as a deduction from the amount raised, net of taxes.

Shareholder’s remuneration - The shareholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by shareholders.

The Company is permitted to distribute interest attributable to equity. The calculation is based on the equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the shareholders relative to the interest distribution. Under Brazilian law, interest attributed to equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

92

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

31.	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

	Year ended December 31,
	2022			2021			2020
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	434		(3)	640	-	3	353	-	8
Aliança Geração de Energia S.A.		(121)		5	(105)	-	19	(105)	-
Pelletizing companies (i)		(337)	(34)	-	(349)	(15)	-	(100)	(17)
MRS Logística S.A.	1	(397)		-	(279)	-	-	(227)	-
Norte Energia S.A.		(135)		-	(114)	-	-	(101)	-
Other	41	(8)		-	(10)	(1)	-	(13)	13
	476	(998)	(37)	645	(857)	(13)	372	(546)	4
Associates
VLI	289	(26)	(3)	255	(21)	(2)	235	(25)	(1)
Other	1		-	1	-	-	5	-	3
	290	(26)	(3)	256	(21)	(2)	240	(25)	2
Major shareholders
Bradesco			381	-	-	(528)	-	-	(49)
Banco do Brasil			3	-	-	13	-	-	17
Mitsui	416		-	261	-	-	185	-	-
	416	-	384	261	-	(515)	185	-	(32)
Total of continuing operations	1,182	(1,024)	344	1,162	(878)	(530)	797	(571)	(26)
Discontinued operation - Coal	-	-	-	-	(95)	15	-	(405)	23
Total	1,182	(1,024)	344	1,162	(973)	(515)	797	(976)	(3)

(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b) Outstanding balances with related parties

	December 31, 2022			December 31, 2021
			Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Companhia Siderúrgica do Pecém	-	91	17	-	74	39
Companhias de Pelotização (i)	-	-	25	-	-	37
MRS Logística S.A.	-	-	25	-	-	19
Other	-	4	50	-	1	1
	-	95	117	-	75	96
Associates
VLI	-	14		-	16	-
Other	-	-	1	-	2	3
	-	14	1	-	18	3
Major shareholders
Bradesco	335	-	154	1,746	-	5
Banco do Brasil	30	-	-	79	-	-
Mitsui	-	89	-	-	4	-
	365	89	154	1,825	4	5
Pension plan	-	13	-	-	12	-
Total	365	211	272	1,825	109	104

(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

93

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2022		December 31, 2021
	Liabilities		Liabilities
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	63	400	13	393
MRS Logística S.A.	57	-	41	-
Other	31	-	16	-
	151	400	70	393
Associates
VLI	5	53	6	47
Other	3	-	3	-
	8	53	9	47
Major shareholders
Bradesco	-	75	-	265
Mitsui	1	-	2	-
	1	75	2	265
Pension plan	11	-	10	-
Total	171	528	91	705

(i)	Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

	Year ended December 31,
	2022	2021	2020
Short-term benefits
Wages	10	9	9
Direct and indirect benefits	2	1	1
Profit sharing program (“PLR”)	12	10	8
Total short- term benefits	24	20	18
Long-term benefits
Shares based	18	12	12

Severance	2	1	7
Total short and long-term benefits	44	33	37

32.	Commitments and guarantee

a) Commitments

	December 31, 2022	December 31, 2021
Financial guarantees without registration effect	6,534	5,015
Purchase of energy	2,605	2,746
Total	9,139	7,761

Commitments arise mainly from contracts for the acquisition of fuel and power and the purchase of raw materials and services. They represent the minimum required and non-cancelable payments related to contractual obligations.

b) Guarantee

	December 31, 2022			December 31, 2021
	Guarantee	Restricted cash	Liability (i)	Guarantee	Restricted cash	Liability (i)
Associates and joint ventures	1,522	-	103	1,513	-	542
Assets retirement obligations	644	73	-	605	50	-
Loans and financing	-	-	-	82	-	-
	2,166	73	103	2,200	50	542

(i)	The fair value of these financial guarantees is recorded as “Other financial liabilities” (note 14).

94

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Guarantees for associates and joint ventures - The Company has issued financial guarantees to certain associates and joint ventures to the extent of its direct and indirect ownership interest. In 2022, there was an improvement in the credit risk rating of the associates and as a result of the decrease in the probability of default on the guaranteed debts, resulting in a gain in the amount of US$481 (2021: US$312) (note 6).

Guarantees related to asset retirement obligations - The Company has financial guarantees provided for the asset retirement obligations of its Energy Transition Materials operations in Canada. In addition, for Indonesia, as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees Vale has bank deposits as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees.

Fixed assets given as guarantee for loans and financing - The Company had loans and financing amounting to secured by fixed assets, which were terminated on June 30, 2022. In addition, the securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale and no other subsidiary of the Parent Company guarantees those securities.

95

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 12, 2023		Head of Investor Relations